2007 Annual Report

The Fauquier Bank

Fauquier Bankshares, Inc.

Fauquier Bankshares, Inc.

PURPOSE STATEMENT

Making your financial life easier.

VISION STATEMENT

Fauquier Bankshares, Inc. is an independent, customer focused, community resource led by a high performance team. We provide an above-market return for our shareholders balancing profitability and prudent growth. Our performance is driven by professional financial advisors delivering customized investment, credit, fiduciary, insurance, and banking services in Fauquier County, western Prince William County, and neighboring markets.

CONTENTS

NET INTEREST MARGIN



6.00%
5.00%
4.00%
3.00%
4.80%
4.68%
4.67%
4.28%
4.14%
2003
2004
2005
2006
2007

YIELD CURVE



2.50%
2.00%
1.50%
1.00%
0.50%
0.00%
-0.50%
-1.00%
1.94%
2.03%
0.83%
-0.10%
-0.05%
(SPREAD BETWEEN 5 YEAR AND 3 MONTH TREASURY)
2003
2004
2005
2006
2007

EARNINGS PER SHARE



$2.00
$1.50
$1.00
$0.50
$0.00
$1.24
$1.41
$1.60
$1.57
$1.39
2003
2004
2005
2006
2007

RETURN ON AVERAGE EQUITY



25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
15.8%
16.8%
16.9%
14.9%
12.2%
2003
2004
2005
2006
2007



Randy K. Ferrell, President & CEO, Fauquier Bankshares; President & CEO, The Fauquier Bank

Letter To Shareholders

Dear Shareholders:

We continued to make progress on our long-term growth plans throughout 2007. However, general economic conditions were not favorable and caused us to lose ground against our 2006 performance. The persistent erosion of our net interest margin primarily brought about by a flattening interest rate yield curve through most of 2006 and into 2007 proved to be a difficult challenge.

On the minus side, our earnings were down slightly more than 11% in 2007 versus 2006. Fauquier Bankshares compares well with our peer banks in Virginia and across the country in these economic times, but, nonetheless, this result is disappointing.

On the plus side, the lowering of the federal funds rate by the Federal Open Market Committee has been and should continue to be of benefit to the bank due to our balance sheet structure. The general economic impact on the communities we serve remains uncertain. We will continue our long-term strategy to address the significant growth opportunities we see in The Fauquier Bank's market area. This strategy is based on several important commitments we make to our shareholders.

Our first commitment to you is to maintain the strength of TFB's credit quality. We adhere to the same strong lending standards that have weathered difficult economic conditions in years past. Credit decisions are made by local, accessible bank associates. All consumer mortgages are retained and not sold in the secondary market. Sub-prime lending was never a consideration, as we did not believe it was in the best interest of our customers or shareholders. As foreclosure rates continue to rise throughout the U. S. – particularly in Northern Virginia, TFB had no mortgage foreclosures in 2007 due in part to our steadfast lending practices. Our focus on loan quality serves shareholders well.

The second key commitment is to keep operating expenses to an absolute minimum. These costs increased by only 2% in 2007 versus 2006, even as we moved forward with several prudent investments to prepare for future growth. We plan to control costs going forward through full utilization of technology investments made over the past two years.

Customer demand for technology is on the rise. Bills paid online increased 17% and check card transactions grew 10% in 2007, while the number of paper checks presented decreased by nearly 400,000 items. By year end, virtually all checks were processed via electronic image exchange. Image exchange provides faster check collection and fraud detection in addition to a substantial reduction in processing costs. We will reap the cost improvement benefits well in advance of the Federal Reserve Bank's 2011 deadline for banks to become image-enabled. Through use of the various payment channels associated with our technology investments, we are able to provide faster service and enhance customer convenience as we reduce our cost of doing business.

The third important commitment to shareholders is to continue to grow TFB in our developing markets – particularly western Prince William County. To do so, we have planned two new branches in Bristow and Haymarket. In addition, we are relocating our Warrenton View Tree Branch to a new more convenient location in order to better serve our customers.

Our Bristow office is expected to begin construction later this year, followed shortly thereafter by the office in the Haymarket area. We believe that these two new full-service branches will compete well against other banks in these areas. Our Bristow Branch is strategically located to serve the needs of Route 28 commuters and complements our efforts to meet the banking needs of our existing and prospective customers along the Linton Hall corridor. The Haymarket branch will serve the needs of the strong influx of homeowners along the Route 15 corridor, as well as provide a convenient alternative for the customers that utilize our existing Plains Branch located on Route 55.

Commercial lending is another avenue of potential growth for the bank. Our market area has been impacted by general economic conditions, but unemployment remains at an extremely low 2.5%. We have a strong pipeline of locally generated loan demand. We work hard to keep loan losses to a minimum and, at the same time, we are dedicated to effectively serve the credit needs of our community. In concert with the additional branches planned for western Prince William County, our lending team is poised to focus on developing the market opportunities that exist throughout the area.

In response to growing customer demand, Wealth Management Services is expanding its products and services. We continue to see growth in assets under management through traditional services such as asset management, trust administration and our full service brokerage group. Few banks in the area have the unique ability that TFB has, to tie all these services together with the expertise of a Certified Financial Planner™ Professional in-house. We anticipate as baby boomers near retirement, we will form a significant number of new client relationships. "Wealth Management" is a term misunderstood by some, but our goal for this business is simple. We believe our products and services offer valuable resources for ***everyone*** with a desire to build financial security for life.

Our High Performance Checking Accounts have provided coveted core deposits over the past year. These accounts feature free use of any ATM and even refund charges made by other banks up to a given number of transactions each month, among other benefits. Due to the success of these accounts, we introduced similar products for our business community in January 2008. The promotional efforts of this program feature direct mail, in-branch merchandising, and a customer referral program that rewards both the account owner and referrer for opening a new checking account

We are not immune to the recent adverse economic conditions. However, we continue to perform favorably against all of the critical elements of our strategy – maintaining conservative credit policies, carefully managing our costs and seeking growth in carefully selected geographic and customer service areas.

Finally, I'd like to comment on our stock price. Without any hesitation, I can say that our stock is undervalued. The stock price performance is not relative to our overall performance. This is very disappointing to the Board of Directors and your management team. While the stock price has tracked closely with our nearest competitors, it seems we have all been painted with the sub-prime mortgage brush that makes financial institutions laggards in a depressed market.

We focus on meeting with our shareholders and potential investors to talk about why we believe Fauquier Bankshares stock is a great investment for the future, to create interest in the stock and encourage the purchase of the very few shares that are offered during the average trading day. We will continue to communicate our value to all shareholders and prospective shareholders to help bring about a positive turn in our stock price.

On behalf of your Board of Directors, management and associates, thank you for your loyalty and continued support.

Randy K. Ferrell

Randy K. Ferrell
President & Chief Executive Officer

LOAN AND DEPOSIT GROWTH



$Millions
$450
$400
$350
$300
$250
$200
$150
$100
$295
$321
$338
$375
$381
$392
$416
$416
$409
$405
2003
2004
2005
2006
2007
Loans
Deposits

BUYBACKS AND DIVIDENDS



$Thousands
$4,000
$3,500
$3,000
$2,500
$2,000
$1,500
$1,000
$354
$1,588
$697
$1,872
$10
$2,221
$43
$2,590
$723
$2,797
2003
2004
2005
2006
2007
Buybacks
Dividends

WEALTH MANAGEMENT ASSETS UNDER MANAGEMENT *



$Millions
$400
$200
$0
$206
$235
$253
$299
$305
2003
2004
2005
2006
2007

* Includes trust assets and brokerage assets.

DIVIDENDS PER SHARE



$1.00
$0.80
$0.60
$0.40
$0.20
$0.00
$0.48
$0.56
$0.65
$0.75
$0.79
2003
2004
2005
2006
2007

SELECTED FINANCIAL DATA

The selected consolidated financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operation" and the consolidated financial statements and accompanying notes included elsewhere in this report. The historical results are not necessarily indicative of results to be expected for any future period.

SELECTED FINANCIAL DATA

(Dollars in thousands, except per share data)	For the Year Ended December 31,				
	2007	2006	2005	2004	2003
EARNINGS STATEMENT DATA:					
Interest income	$ 30,944	$ 30,152	$ 25,414	$ 21,978	$ 19,136
Interest expense	12,268	10,902	6,338	4,411	4,001
Net interest income	18,676	19,250	19,076	17,567	15,135
Provision for loan losses	717	360	473	540	784
Net interest income after provision for loan losses	17,959	18,890	18,603	17,027	14,351
Noninterest income	6,063	5,908	5,268	5,086	4,780
Securities gains (losses)	-	(83)	-	(47)	248
Noninterest expense	16,982	16,648	15,653	14,848	13,222
Income before income taxes	7,040	8,067	8,218	7,218	6,157
Income taxes	2,087	2,463	2,517	2,240	1,821
Net income	$ 4,953	$ 5,604	$ 5,701	$ 4,978	$ 4,336
PER SHARE DATA:					
Net income per share, basic	$ 1.41	$ 1.61	$ 1.66	$ 1.49	$ 1.31
Net income per share, diluted	$ 1.39	$ 1.56	$ 1.60	$ 1.41	$ 1.24
Cash dividends	$ 0.79	$ 0.745	$ 0.645	$ 0.56	$ 0.48
Average basic shares outstanding	3,504,761	3,472,217	3,434,093	3,329,367	3,308,124
Average diluted shares outstanding	3,563,343	3,582,241	3,562,564	3,509,032	3,480,588
Book value at period end	$ 11.82	$ 11.08	$ 10.32	$ 9.40	$ 8.59
BALANCE SHEET DATA:					
Total Assets	$ 489,896	$ 521,854	$ 481,245	$ 429,199	$ 378,584
Loans, net	409,107	416,061	381,049	337,792	295,312
Investment securities	37,377	40,353	48,391	58,595	52,386
Deposits	404,559	416,071	391,657	374,656	321,129
Shareholders' equity	41,828	38,534	35,579	31,891	28,463
PERFORMANCE RATIOS:					
Net interest margin(1)	4.14%	4.28%	4.67%	4.68%	4.80%
Return on average assets	1.01%	1.14%	1.27%	1.21%	1.24%
Return on average equity	12.16%	14.86%	16.94%	16.82%	15.84%
Dividend payout	56.46%	46.21%	38.95%	37.60%	36.63%
Efficiency ratio(2)	67.96%	65.62%	63.77%	65.12%	65.17%
ASSET QUALITY RATIOS:					
Allowance for loan losses to period end loans, net	1.02%	1.07%	1.11%	1.19%	1.20%
Non-performing loans to allowance for loan losses	50.85%	39.11%	4.60%	4.51%	27.06%
Non-performing assets to period end loans and other repossessed assets owned	0.51%	0.42%	0.05%	0.05%	0.33%
Net charge-offs to average loans	0.24%	0.03%	0.08%	0.02%	0.04%
CAPITAL RATIOS:					
Leverage	9.49%	9.54%	8.66%	8.30%	8.58%
Risk Based Capital Ratios:					
Tier 1 capital	11.90%	11.80%	10.83%	10.87%	11.51%
Total capital	12.98%	12.90%	11.97%	12.10%	12.76%

(1) Net interest margin is calculated as fully taxable equivalent net interest income divided by average earning assets and represents the Company's net yield on its earning assets.

(2) Efficiency ratio is computed by dividing non-interest expense by the sum of fully taxable equivalent net interest income and non-interest income.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

FORWARD-LOOKING STATEMENTS

In addition to the historical information contained herein, this report contains forward-looking statements. Forward-looking statements are based on certain assumptions and describe future plans, strategies, and expectations of the Company and the Bank, and are generally identifiable by use of the words "believe," "expect," "intend," "anticipate," "estimate," "project" "may," "will" or similar expressions. Although we believe our plans, intentions and expectations reflected in these forward-looking statements are reasonable, we can give no assurance that these plans, intentions, or expectations will be achieved. Our ability to predict results or the actual effect of future plans or strategies is inherently uncertain, and actual results could differ materially from those contemplated. Factors that could have a material adverse effect on our operations and future prospects include, but are not limited to, changes in: interest rates, general economic conditions, the legislative/regulatory climate, monetary and fiscal policies of the U.S. Government, including policies of the U.S. Treasury and the Board of Governors of the Federal Reserve System, the quality or composition of the Bank's loan or investment portfolios, demand for loan products, deposit flows, competition, demand for financial services in our market area, our plans to expand our branch network and increase our market share, and accounting principles, policies and guidelines. These risks and uncertainties should be considered in evaluating forward-looking statements in this report and you should not place undue reliance on such statements, which reflect our position as of the date of this report.

For additional discussion of risk factors that may cause our actual future results to differ materially from the results indicated within forward-looking statements, please see "Risk Factors" within the Form 10-K Annual Report for the year ended December 31, 2007.

CRITICAL ACCOUNTING POLICIES

GENERAL. The Company's financial statements are prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). The financial information contained within our statements is, to a significant extent, based on measures of the financial effects of transactions and events that have already occurred. A variety of factors could affect the ultimate value that is obtained either when earning income, recognizing an expense, recovering an asset or relieving a liability. We use historical loss factors as one factor in determining the inherent loss that may be present in our loan portfolio. Actual losses could differ significantly from the historical factors that we use in our estimates. In addition, GAAP itself may change from one previously acceptable accounting method to another method. Although the economics of the Company's transactions would be the same, the timing of events that would impact the Company's transactions could change.

ALLOWANCE FOR LOAN LOSSES. The allowance for loan losses is an estimate of the losses that may be sustained in our loan portfolio. The allowance is based on three basic principles of accounting: (i) Statement of Financial Accounting Standards ("SFAS") No. 5, "Accounting for Contingencies," which requires that losses be accrued when they are probable of occurring and estimable, (ii) SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," which requires that losses be accrued based on the differences between the value of collateral, present value of future cash flows or values that are observable in the secondary market and the loan balance and (iii) SEC Staff Accounting Bulletin No. 102, "Selected Loan Loss Allowance Methodology and Documentation Issues," which requires adequate documentation to support the allowance for loan losses estimate.

The Company's allowance for loan losses has two basic components: the specific allowance and the general allowance. Each of these components is determined based upon estimates that can and do change when the actual events occur. The specific allowance is used to individually allocate an allowance for larger balance, non-homogeneous loans. The specific allowance uses various techniques to arrive at an estimate of loss. First, analysis of the borrower's overall financial condition, resources and payment record, the prospects for support from financial guarantors, and the fair market value of collateral are used to estimate the probability and severity of inherent losses. Then the migration of historical default rates and loss severities, internal risk ratings, industry and market conditions and trends, and other environmental factors are considered. The use of these values is inherently subjective and our actual losses could be greater or less than the estimates. The general allowance is used for estimating the loss on pools of smaller-balance, homogeneous loans; including 1-4 family mortgage loans, installment loans, other consumer loans, and outstanding loan commitments. Also, the general allowance is used for the remaining pool of larger balance, non-homogeneous loans which were not allocated a specific allowance upon their review. The general allowance begins with estimates of probable losses inherent in the homogeneous portfolio based upon various statistical analyses. These include analysis of historical and peer group delinquency and credit loss experience, together with analyses that reflect current trends and conditions. The Company also considers trends and changes in the volume and term of loans, changes in the credit process and/or lending policies and procedures, and an evaluation of overall credit quality. The general allowance uses a historical loss view as an indicator of future losses. As a result, even though this history is regularly updated with the most recent loss information, it could differ from the loss incurred in the future. The general allowance also captures losses that are attributable to various economic events, industry or geographic sectors whose impact on the portfolio have occurred but have yet to be recognized in the specific allowances.

INTRODUCTION

The Bank's general market area principally includes Fauquier County, western Prince William County, and neighboring communities and is located approximately fifty (50) miles southwest of Washington, D.C.

The Bank provides a range of consumer and commercial banking services to individuals, businesses and industries. The deposits of the Bank are insured up to applicable limits by the Deposit Insurance Fund of the Federal Deposit Insurance Corporation ("FDIC"). The basic services offered by the Bank include: demand interest bearing and non-interest bearing accounts, money market deposit accounts, NOW accounts, time deposits, safe deposit services, credit cards, cash management, direct deposits, notary services, night depository, traveler's checks, cashier's checks, domestic collections, savings bonds, bank drafts, automated teller services, drive-in tellers, internet banking, telephone banking, and banking by mail. In addition, the Bank makes secured and unsecured commercial and real estate loans, issues stand-by letters of credit and grants available credit for installment, unsecured and secured personal loans, residential mortgages and home equity loans, as well as automobile and other types of consumer financing. The Bank provides automated teller machine ("ATM") cards, as a part of the Star, NYCE, and Plus ATM networks, thereby permitting customers to utilize the convenience of larger ATM networks.

The Bank operates a Wealth Management Services ("WMS") division that began with the granting of trust powers to the Bank in 1919. The WMS division provides personalized services that include investment management, trust, estate settlement, retirement, insurance, and brokerage services. During 2007, assets managed by WMS increased by $5.7 million to $304.7 million, or 1.9%, when compared with 2006, with revenue increasing from $1.34 million to $1.41 million or 5.1%, over the same time period.

The Bank, through its subsidiary Fauquier Bank Services, Inc., has equity ownership interests in Bankers Insurance, LLC, a Virginia independent insurance company; Bankers Investments Group, LLC, a full service broker/dealer; and Bankers Title Shenandoah, LLC, a title insurance company. Bankers Insurance consists of a consortium of 53 Virginia community bank owners; Bankers Investments Group is owned by 33 Virginia and Maryland community banks; and Bankers Title Shenandoah is owned by 10 Virginia community banks.

The revenues of the Bank are primarily derived from interest on, and fees received in connection with, real estate and other loans, and from interest and dividends from investment and mortgage-backed securities, and short-term investments. The principal sources of funds for the Bank's lending activities are its deposits, repayment of loans, the sale and maturity of investment securities, and borrowings from the Federal Home Loan Bank ("FHLB") of Atlanta. Additional revenues are derived from fees for deposit-related and WMS-related services. The Bank's principal expenses are the interest paid on deposits and operating and general administrative expenses.

As is the case with banking institutions generally, the Bank's operations are materially and significantly influenced by general economic conditions and by related monetary and fiscal policies of financial institution regulatory agencies, including the Board of Governors of the Federal Reserve System ("Federal Reserve"). As a Virginia-chartered bank and a member of the Federal Reserve, the Bank is supervised and examined by the Federal Reserve and the Virginia State Corporation Commission ("SCC"). Interest rates on competing investments and general market rates of interest influence deposit flows and costs of funds. Lending activities are affected by the demand for financing of real estate and other types of loans, which in turn is affected by the interest rates at which such financing may be offered and other factors affecting local demand and availability of funds. The Bank faces strong competition in the attraction of deposits (its primary source of lendable funds) and in the origination of loans.

EXECUTIVE OVERVIEW

This discussion is intended to focus on certain financial information regarding the Company and the Bank and may not contain all the information that is important to the reader. The purpose of this discussion is to provide the reader with a more thorough understanding of our financial statements. As such, this discussion should be read carefully in conjunction with the consolidated financial statements and accompanying notes contained elsewhere in this report.

The Bank is the primary independent community bank in its immediate market area as measured by deposit market share. It seeks to be the primary financial service provider for its market area by providing the right mix of consistently high quality customer service, efficient technological support, value-added products, and a strong commitment to the community.

Net income of $4.95 million in 2007 was an 11.6% decrease from 2006 net income of $5.60 million. The Company and the Bank's primary operating businesses are in commercial and retail lending, deposit accounts and core deposits, and assets under WMS management. Loans, net of reserve, decreased 1.7% in 2007 compared with growth of 9.2%, 12.8%, 14.4% and 38.2% of net loans in 2006, 2005, 2004, and 2003, respectively. Deposits decreased 2.8% from year-end 2006 to year-end 2007 compared with an increase of 6.2% from year-end 2005 to year-end 2006, and 4.5% from year-end 2004 to year-end 2005. Assets under WMS management grew 1.9%, 17.8% and 7.8%, respectively, during 2007, 2006 and 2005.

Net interest income is the largest component of net income, and equals the difference between income generated on interest-earning assets and interest expense incurred on interest-bearing liabilities. Future trends regarding net interest income are dependent on the absolute level of market interest rates, the shape of the yield curve, the amount of lost income from non-performing assets, the amount of prepaying loans, the mix and amount of various deposit types, and many other factors, as well as the overall volume of interest-earning assets. These factors are individually difficult to predict, and when taken together, the uncertainty of future trends compounds. Based on management's current projections, net interest income may increase in 2008 and beyond as average interest-earning assets increase, but this may be offset in part or in whole by a possible contraction in the Bank's net interest margin resulting from competitive market conditions and a flat or inverted yield curve. A steeper yield curve is projected to result in an increase in net interest income, while a flatter or inverted yield curve is projected to result in a decrease in net interest income. The specific nature of the Bank's variability in net interest income due to changes in interest rates, also known as interest rate risk, is to a large degree the result of the Bank's deposit base structure. During 2007, demand deposits, NOW, and savings deposits averaged 18.7%, 18.0%, and 8.1% of total average deposits, respectively, while the more interest-rate sensitive Premium money market accounts, money market accounts, and certificates of deposit averaged 17.7%, 6.6% and 31.0% of total average deposits, respectively.

The Bank continues to have strong credit quality as evidenced by non-performing assets totaling $2.1 million or 0.51% of total loans at December 31, 2007, as compared with $1.75 million or 0.42% of total loans at December 31, 2006. The provision for loan losses was $717,000 for 2007 compared with $360,000 for 2006. Loan chargeoffs, net of recoveries, totaled $1.00 million or 0.24% of total loans for 2007, compared with $128,000 or 0.03% of total loans for 2006. Approximately $650,000 of the chargeoffs for 2007 pertained to partial chargeoffs of two loan relationships, one that has been concluded without any additional loss, and the other that should be concluded without any significant future loss. The $357,000 or 99.2% increase in the provision for loan losses from 2006 to 2007 was largely in response to the $872,000 increase in net loan chargeoffs, partially offset by the continuation in the relatively low level of remaining non-performing loans over the last year, as well as the net decline in loans outstanding during 2007.

Management seeks to continue the expansion of its branch network. The Bank has leased properties in Haymarket, Virginia and Bristow, Virginia, where it plans to build its ninth and tenth full-service branch offices, respectively, both scheduled to open during the first quarter of 2009. The Bank is looking toward these new retail markets for growth in deposits and WMS income. Management seeks to increase the level of its fee income from deposits and WMS through the increase of its market share within its marketplace.

The following table presents a quarterly summary of earnings for the last two years. In 2006, earnings exhibited a flattening, and in the fourth quarter, a decline in profitability when compared with the same quarter from the prior year, primarily from the decreasing net interest margin and its impact on net interest income. The decreasing net interest margin continued for the first three quarters of 2007, which in turn, resulted in lower net interest income compared to the prior year. During the fourth quarter of 2007, there was improvement in the net interest margin and net interest income, but this was more than offset by a $357,000 provision for loan losses. There was no provision for loan losses during the fourth quarter of 2006.

EARNINGS
(In Thousands, except per share data)

	Three Months Ended 2007				Three Months Ended 2006			
	Dec. 31	Sep. 30	June 30	Mar. 31	Dec. 31	Sep. 30	June 30	Mar. 31
Interest income	$ 7,730	$ 7,706	$ 7,746	$ 7,762	$ 7,958	$ 7,875	$ 7,398	$ 6,921
Interest expense	2,940	3,097	3,044	3,187	3,253	2,977	2,495	2,182
Net Interest Income	4,790	4,609	4,702	4,575	4,705	4,898	4,903	4,739
Provision for loan losses	357	120	120	120	-	60	180	120
Net interest income after provision for loan losses	4,433	4,489	4,582	4,455	4,705	4,838	4,723	4,619
Other Income	1,589	1,538	1,513	1,423	1,490	1,419	1,433	1,483
Other Expense	4,245	4,283	4,265	4,189	4,102	4,121	4,315	4,105
Income before income taxes	1,777	1,744	1,830	1,689	2,093	2,136	1,841	1,997
Income tax expense	487	534	550	516	658	653	553	599
Net income	$ 1,290	$ 1,210	$ 1,280	$ 1,173	$ 1,435	$ 1,483	$ 1,288	$ 1,398
Net income per share, basic	$ 0.37	$ 0.34	$ 0.36	$ 0.33	$ 0.41	$ 0.43	$ 0.37	$ 0.40
Net income per share, diluted	$ 0.36	$ 0.34	$ 0.36	$ 0.33	$ 0.40	$ 0.41	$ 0.36	$ 0.39

2007 COMPARED WITH 2006

Net income of $4.95 million in 2007 was a 11.6% decrease from 2006 net income of $5.60 million. Earnings per share on a fully diluted basis were $1.39 in 2007 compared to $1.56 in 2005. Profitability as measured by return on average equity decreased from 14.86% in 2006 to 12.16% in 2007. Profitability as measured by return on average assets decreased from 1.14% in 2006 to 1.01% in 2007.

2006 COMPARED WITH 2005

Net income of $5.60 million in 2006 was a 1.7% decrease from 2005 net income of $5.70 million. Earnings per share on a fully diluted basis were $1.56 in 2006 compared to $1.60 in 2005. Profitability as measured by return on average equity decreased from 16.94% in 2005 to 14.86% in 2006. Profitability as measured by return on average assets decreased from 1.27% in 2005 to 1.14% in 2006.

NET INTEREST INCOME AND EXPENSE

2007 COMPARED WITH 2006

Net interest income decreased $574,000 or 3.0% to $18.68 million for the year ended December 31, 2007 from $19.25 million for the year ended December 31, 2006. The decrease in net interest income was due to the Company's net interest margin decreasing from 4.28% in 2006 to 4.14% in 2007, primarily due to the flat and inverted yield curve through the first three quarters of 2007, as well as competitive pricing. Partially offsetting the impact of the declining net interest margin was the relatively small impact of total average earning assets increasing from $455.5 million in 2006 to $457.5 million in 2007. The percentage of average earning assets to total assets increased in 2007 to 93.1% from 92.8% in 2006.

The net interest margin pressure caused by the economic environment of a flat and inverted yield curve proved to be challenging for the Bank during much of 2007. At June 30, 2004, just as the Federal Open Market Committee (the "Fed") began raising the federal funds rate, the yield on a three month maturity treasury bond was 1.37% or 253 basis points below the 3.90% yield on a five year treasury and 332 basis points below the 4.69% yield on a 10 year treasury. At October 30, 2006, that yield had inverted to the point that a three month treasury was yielding 5.12%, while the five year and ten year treasury were yielding 4.74% and 4.77%, respectively. The yield curve changed from a more than 250 basis point premium for a longer investment to a position where there is no premium or, in fact, a discount. This presented funding and interest margin management pressures, as a flat or inverted yield curve significantly increased competition for deposits and their cost. While deposit costs rapidly increased, the lack of a similar movement in longer-term rates limited the yield increase on fixed rate loans.

During the fourth quarter of 2007, the Fed began lowering the federal funds rate, and the shape of the yield curve became less flat and more positively sloped. As a result, the net interest margin for the fourth quarter of 2007 improved to 4.16% as compared to 3.98% for the fourth quarter of 2006. Through January 31, 2008, the Fed has continued the reduction of the federal funds rate, which is projected to benefit the Bank's net interest margin for at least the first two quarters of 2008.

Total interest income increased $792,000 or 2.6% to $30.94 million in 2007 from $30.15 million in 2006. This increase was due to the increase in total average earning assets of $2.0 million or 0.4%, from 2006 to 2007, as well as the 15 basis point increase in the average yield.

Average loan balances increased from $409.6 million in 2006 to $415.5 million in 2007. The average yield on loans increased to 7.01% in 2007 compared with 6.90% in 2006. Together, this resulted in a $877,000 increase in interest and fee income from loans for 2007 compared with 2006.

Average investment security balances decreased $4.3 million from $43.6 million in 2006 to $39.3 million in 2007. The tax-equivalent average yield on investments increased from 4.63% in 2006 to 5.00% in 2007. Together, there was a decrease in interest and dividend income on security investments of $91,000 or 4.5%, from $1.99 million in 2006 to $1.90 million in 2007. Interest income on federal funds sold decreased $1,000 from 2006 to 2007 as average balances and yield were virtually the same in both 2006 and 2007.

Total interest expense increased $1.37 million or 12.5% from $10.90 million in 2006 to $12.27 million in 2007 primarily due to the outflow of deposits from the Bank's noninterest-bearing demand deposits and the growth in the Bank's Premium money market account, as well as its time deposit accounts and NOW deposit accounts. Interest paid on deposits increased $1.97 million or 25.0% from $7.88 million in 2006 to $9.85 million in 2007. Average Premium money market account balances increased $21.3 million from 2006 to 2007 while their average rate increased from 3.98% to 3.99% over the same period resulting in an additional $856,000 of interest expense in 2007. Average time deposit balances increased $5.2 million from 2006 to 2007 while the average rate on time deposits increased from 4.06% to 4.44% resulting in an additional $693,000 of interest expense in 2007. Average NOW deposit balances increased $5.2 million from 2006 to 2007 while the average rate on NOW accounts increased from 0.59% to 1.28% resulting in an additional $528,000 of interest expense in 2007.

Interest expense on federal funds purchased decreased $209,000 from 2006 to 2007 due to the $3.9 million decrease in average federal funds purchased. Interest expense on FHLB of Atlanta advances decreased $333,000 from 2006 to 2007 due to the $7.3 million decrease in average FHLB advances. The average rate on total interest-bearing liabilities increased from 2.99% in 2005 to 3.30% in 2006.

2006 COMPARED WITH 2005

Net interest income increased $175,000 or 0.9% to $19.25 million for the year ended December 31, 2006 from $19.08 million for the year ended December 31, 2005. This increase resulted from an increase in total average earning assets from $412.7 million in 2005 to $455.5 million in 2006, largely offset by a 39 basis point decrease in the net interest margin. The percentage of average earning assets to total assets increased in 2006 to 92.8% from 91.8% in 2005. The Company's net interest margin decreased from 4.67% in 2005 to 4.28% in 2006 primarily due to the economic environment of a flattening and inverted yield curve as previously discussed.

Total interest income increased $4.74 million or 18.6% to $30.15 million in 2006 from $25.41 million in 2005. This increase was due to the increase in total average earning assets of $42.9 million or 10.4%, from 2005 to 2006, as well as the 38 basis point increase in the average yield on loans and the 48 basis point increase in the average yield on investments.

Average loan balances increased from $358.3 million in 2005 to $409.6 million in 2006. The average yield on loans increased to 6.90% in 2006 compared with 6.52% in 2005. Together, there was a $4.85 million increase in interest and fee income from loans for 2006 compared with 2005.

Average investment security balances decreased $8.8 million from $52.5 million in 2005 to $43.6 million in 2006. The tax-equivalent average yield on investments increased from 4.15% in 2005 to 4.63% in 2006. Together, there was an decrease in interest and dividend income on security investments of $180,000 or 8.3%, from $2.17 million in 2005 to $1.99 million in 2006. Average federal funds sold balances increased $205,000 from $1.6 million in 2005 to $1.8 million in 2006. The average yield on federal funds sold increased from 2.90% in 2005 to 5.03% in 2006. Together, there was a $45,000 increase in federal funds sold income from 2005 to 2006.

Total interest expense increased $4.56 million or 72.0% from $6.34 million in 2005 to $10.90 million in 2006 primarily due to the increase in cost on interest-bearing deposits resulting from the increase in short term market interest rates and the growth in the Bank's Premium money market account and time deposit accounts. Interest paid on deposits increased $2.93 million from $4.95 million in 2005 to $7.88 million in 2006. Average Premium money market account balances increased $41.9 million from 2005 to 2006 while their average rate increased from 3.70% to 3.98% over the same period. Average time deposit balances increased $25.4 million from 2005 to 2006 while the average rate on time increased from 3.08% to 4.06%. Interest expense on federal funds purchased increased $250,000 from 2005 to 2006 due to the $3.3 million increase in average federal funds purchased and the 140 basis point increase in their average cost. Interest expense on FHLB of Atlanta advances increased $1.22 million from 2005 to 2006 due to the $20.7 million increase in average FHLB advances and the 74 basis point increase in their average cost from 2005 to 2006. The average rate on total interest-bearing liabilities increased from 1.94% in 2005 to 2.99% in 2006.

The following table sets forth information relating to the Company's average balance sheet and reflects the average yield on assets and average cost of liabilities for the periods indicated and the average yields and rates paid for the periods indicated. These yields and costs are derived by dividing income or expense by the average daily balances of assets and liabilities, respectively, for the periods presented.

AVERAGE BALANCES, INCOME AND EXPENSES, AND AVERAGE YIELDS AND RATES
(Dollars in Thousands)

	12 Months Ended December 31, 2007			12 Months Ended December 31, 2006			12 Months Ended December 31, 2005		
ASSETS:	Average Balances	Income/ Expense	Average Rate	Average Balances	Income/ Expense	Average Rate	Average Balances	Income/ Expense	Average Rate
Loans									
Taxable	$ 406,545	$ 28,551	7.02%	$ 400,218	$ 27,647	6.91%	$ 351,073	$ 22,847	6.51%
Tax-exempt (1)	7,613	554	7.28%	8,069	595	7.37%	7,089	513	7.24%
Nonaccrual (2)	1,329	-		1,283	-		110	-	
Total Loans	415,487	29,105	7.01%	409,570	28,242	6.90%	358,272	23,360	6.52%
Securities									
Taxable	36,679	1,781	4.86%	42,615	1,941	4.55%	51,427	2,121	4.12%
Tax-exempt (1)	2,619	182	6.95%	1,015	80	7.85%	1,024	79	7.74%
Total securities	39,298	1,963	5.00%	43,630	2,021	4.63%	52,451	2,200	4.15%
Deposits in banks	921	34	3.64%	501	26	5.25%	302	7	2.41%
Federal funds sold	1,800	92	5.04%	1,832	92	5.03%	1,627	47	2.90%
Total earning assets	457,506	31,194	6.82%	455,533	30,381	6.67%	412,652	25,614	6.21%
Less: Reserve for loan losses	(4,451)			(4,426)			(4,250)		
Cash and due from banks	15,037			16,457			17,701		
Bank premises and equipment, net	7,399			7,996			8,452		
Other assets	16,057			15,217			15,169		
Total Assets	$ 491,548			$ 490,777			$ 449,724		
LIABILITIES & SHAREHOLDERS' EQUITY:									
Deposits									
Demand deposits	$ 75,446			$ 84,988			$ 87,550		
Interest-bearing deposits									
NOW accounts	72,403	923	1.28%	67,190	395	0.59%	97,512	909	0.93%
Money market accounts	26,516	391	1.47%	36,159	504	1.39%	54,650	695	1.27%
Premium money market accounts	71,385	2,850	3.99%	50,134	1,994	3.98%	8,207	304	3.70%
Savings accounts	32,499	137	0.42%	36,972	131	0.35%	41,725	137	0.33%
Time deposits	124,850	5,547	4.44%	119,650	4,854	4.06%	94,215	2,904	3.08%
Total interest-bearing deposits	327,653	9,848	3.01%	310,105	7,878	2.54%	296,309	4,949	1.67%
Federal funds purchased	4,484	243	5.42%	8,427	452	5.37%	5,105	203	3.97%
Federal Home Loan Bank advances	34,107	1,802	5.28%	41,373	2,136	5.16%	20,625	911	4.42%
Capital securities of subsidiary trust	5,118	375	7.32%	5,276	436	8.26%	4,124	275	6.67%
Total interest-bearing liabilities	371,362	12,268	3.30%	365,181	10,902	2.99%	326,163	6,338	1.94%
Other liabilities	4,011			2,909			2,358		
Shareholders' equity	40,729			37,699			33,653		
Total Liabilities & Shareholders' Equity	$ 491,548			$ 490,777			$ 449,724		
Net interest spread		$ 18,926	3.52%		$ 19,479	3.68%		$ 19,276	4.26%
Interest expense as a percent of average earning assets			2.68%			2.39%			1.54%
Net interest margin			4.14%			4.28%			4.67%

(1) Income and rates on non-taxable assets are computed on a tax equivalent basis using a federal tax rate of 34%.
(2) Nonaccrual loans are included in the average balance of total loans and total earning assets.

RATE/VOLUME ANALYSIS

The following table sets forth certain information regarding changes in interest income and interest expense of the Company for the periods indicated. For each category of interest-earning asset and interest-bearing liability, information is provided on changes attributable to changes in volume (change in volume multiplied by old rate); and changes in rates (change in rate multiplied by old volume). Changes in rate-volume, which cannot be separately identified, are allocated proportionately between changes in rate and changes in volume.

RATE / VOLUME VARIANCE
(In Thousands)

	2007 Compared to 2006			2006 Compared to 2005		
	Change	Due to Volume	Due to Rate	Change	Due to Volume	Due to Rate
INTEREST INCOME						
Loans; taxable	$ 903	$ 261	642	$ 4,800	$ 3,060	$ 1,740
Loans; tax-exempt (1)	(40)	(34)	(6)	82	72	10
Securities; taxable	(158)	(255)	97	(180)	(276)	96
Securities; tax-exempt (1)	102	126	(24)	1	-	1
Deposits in banks	7	22	(15)	19	5	14
Federal funds sold	(1)	(1)	-	45	6	39
Total Interest Income	813	119	694	4,767	2,867	1,900
INTEREST EXPENSE						
NOW accounts	528	31	497	(514)	(283)	(231)
Premium NOW accounts	(113)	(134)	21	1,690	1,552	138
Money market accounts	856	845	11	(191)	(235)	44
Savings accounts	5	(16)	21	(6)	(15)	9
Time deposits	693	211	482	1,950	784	1,166
Federal funds purchased and securities sold under agreements to repurchase	(209)	(212)	3	250	133	117
Federal Home Loan Bank advances	(333)	(375)	42	1,224	917	307
Capital securities of subsidiary trust	(61)	(13)	(48)	161	77	84
Total Interest Expense	1,366	337	1,029	4,564	2,930	1,634
Net Interest Income	$ (553)	$ (218)	$ (335)	$ 203	$ (63)	$ 266

(1) Income and rates on non-taxable assets are computed on a tax equivalent basis using a federal tax rate of 34%.

PROVISION FOR LOAN LOSSES, ALLOWANCE FOR LOAN LOSSES, AND ASSET QUALITY

The provision for loan losses was $717,000 for 2007, $360,000 for 2006, and $473,000 for 2005. The amount of the provision for loan loss for 2007, 2006, and 2005 was based upon management's continual evaluation of the adequacy of the allowance for loan losses, which encompasses the overall risk characteristics of the loan portfolio, trends in the Bank's delinquent and non-performing loans, estimated values of collateral, and the impact of economic conditions on borrowers. Greater weight is given to the loss history by loan category, prolonged changes in portfolio delinquency trends by loan category, and changes in economic trends. There can be no assurances, however, that future losses will not exceed estimated amounts, or that increased amounts of provisions for loan losses will not be required in future periods.

The increase in the provision for loan losses during 2007 was largely in response to the increase in net loan chargeoffs in 2007. The decrease in the provision for loan losses from 2005 to 2006 was largely in response to decline in net loan chargeoffs, as well as the continuation in the low level of non-performing loans over the period, partially offset by the impact of continued growth in new loan originations during 2005 and 2006. Loan chargeoffs, net of recoveries, totaled $1.00 million for 2007, $128,000 for 2006, and $295,000 for 2005.

LOAN PORTFOLIO

At December 31, 2007, 2006, and 2005 net loans accounted for 83.5%, 79.7%, and 79.2% of total assets, respectively, and were the largest category of the Company's earning assets. Loans are shown on the balance sheets net of unearned discounts and the allowance for loan losses. Interest is computed by methods that result in level rates of return on principal. Loans are charged-off when deemed by management to be uncollectible, after taking into consideration such factors as the current financial condition of the customer and the underlying collateral and guarantees.

The Company has adopted Financial Accounting Standards Board ("FASB") Statement No. 114, "Accounting by Creditors for Impairment of a Loan," as amended by FASB Statement No. 118, "Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosures." FASB Statement No. 114, as amended, requires that the impairment of loans that have been separately identified for evaluation is to be measured based on the present value of expected future cash flows or, alternatively, the observable market price of the loans or the fair value of the collateral. However, for those loans that are collateral dependent (that is, if repayment of those loans is expected to be provided solely by the underlying collateral) and for which management has determined foreclosure is probable, the measure of impairment is to be based on the net realizable value of the collateral. FASB Statement No. 114, as amended, also requires certain disclosures about investments in impaired loans and the allowance for loan losses and interest income recognized on loans.

A loan is considered impaired when it is probable that the Bank will be unable to collect all principal and interest amounts according to the contractual terms of the loan agreement. Factors involved in determining impairment include, but are not limited to, expected future cash flows, financial condition of the borrower, and the current economic conditions. A performing loan may be considered impaired if the factors above indicate a need for impairment. A loan on non-accrual status may not be impaired if it is in the process of collection or if the shortfall in payment is insignificant. A delay of less than 30 days or a shortfall of less than 5% of the required principal and interest payments generally is considered "insignificant" and would not indicate an impairment situation, if in management's judgment the loan will be paid in full. Loans that meet the regulatory definitions of doubtful or loss generally qualify as impaired loans under FASB Statement No. 114. As is the case for all loans, charge-offs for impaired loans occur when the loan or portion of the loan is determined to be uncollectible.

The Bank considers all consumer installment loans and residential mortgage loans to be homogenous loans. These loans are not subject to individual impairment under FASB Statement No. 114.

ASSET QUALITY

Non-performing assets, in most cases, consist of loans that are 90 days or more past due and for which the accrual of interest has been discontinued. Management evaluates all loans that are 90 days or more past due, as well as borrowers that have suffered financial distress, to determine if they should be placed on non-accrual status. Factors considered by management include the net realizable value of collateral, if any, and other resources of the borrower that may be available to satisfy the delinquency.

Loans are placed on non-accrual status when they have been specifically determined to be impaired or when principal or interest is delinquent for 90 days or more, unless the loans are well secured and in the process of collection. Any unpaid interest previously accrued on such loans is reversed from income. Interest income generally is not recognized on specific impaired loans unless the likelihood of further loss is remote. Interest payments received on such loans are applied as a reduction of the loan principal balance. Interest income on other non-accrual loans is recognized only to the extent of interest payments received.

Non-performing assets totaled $2.1 million or 0.51% of total loans at December 31, 2007, as compared with $1.75 million or 0.42% of total loans at December 31, 2006 and $195,000, or 0.05% of total loans at December 31, 2005. Non-performing assets as a percentage of the allowance for loan losses were 50.9%, 39.1% and 4.6% at December 31, 2007, 2006 and 2005, respectively. The number of non-performing loan relationships increased from seventeen at December 31, 2006 to thirty-two at December 31, 2007, which was the primary reason for the increase in non-performing assets. The increase from December 31, 2005 to December 31, 2006 was primarily due to the addition to non-performing status of two loan relationships. The first relationship consists of multiple loans to one borrower totaling $1.01 million. Of the $1.01 million, approximately $851,000 has a 75% federal government guarantee from the U. S. Small Business Administration. The second relationship consists of one loan totaling $0.5 million collateralized by real estate.

Loans that were 90 days past due and accruing interest totaled $770,000, $1,000, and $679,000 at December 31, 2007, 2006, and 2005, respectively. No loss is anticipated on any loan 90 days past due and accruing interest. Of the loans 90 days past due and accruing at December 31, 2007, $758,000 consisted of two loans. There are no loans, other than those disclosed above as either non-performing or impaired, where information known about the borrower has caused management to have serious doubts about the borrower's ability to repay.

At December 31, 2007, there are no other interest-bearing assets that would be subject to disclosure as either non-performing or impaired.

At December 31, 2007, no concentration of loans to commercial borrowers engaged in similar activities exceeded 10% of total loans. The largest industry concentrations at December 31, 2007 were approximately 6.7% of loans to the hospitality industry (hotels, motels, inns, etc.). For more information regarding the Bank's concentration of loans collateralized by real estate, please refer to the discussion under "Risk Factors" in Item 1A of this report entitled "We have a high concentration of loans secured by real estate and a downturn in the real estate market, for any reason, may increase our credit losses, which would negatively affect our financial results."

Based on recently enacted regulatory guidelines, the Bank is now required to monitor the commercial investment real estate loan portfolio for: (a) concentrations above 100% of Tier 1 capital and loan loss reserve for construction and land loans and (b) 300% for permanent investor real estate loans. As of December 31, 2007, construction and land loans are $38.5 million or 78.44% of the concentration limit, while permanent investor real estate loans (by NAICS code) are $35.1 million or 71.59% of the concentration level.

Total loans on the balance sheet are comprised of the following classifications as of December 31, 2007, 2006, 2005, 2004, and 2003.

LOAN PORTFOLIO
(In Thousands)

	December 31,				
	2007	**2006**	**2005**	**2004**	**2003**
Loans secured by real estate:					
Construction	$ 37,204	$ 33,662	$ 27,302	$ 29,270	$ 21,243
Secured by farmland	1,365	1,365	535	965	1,329
1-4 family residential	170,983	168,310	153,997	136,165	119,116
Commercial real estate	132,918	134,955	120,416	100,757	81,884
Commercial and industrial loans (except those secured by real estate)	38,203	41,508	35,497	24,036	21,070
Consumer loans to individuals (except those secured by real estate)	24,133	31,952	38,677	41,088	41,429
All other loans	8,824	9,273	9,386	9,941	13,033
Total loans	$ 413,630	$ 421,025	$ 385,810	$ 342,222	$ 299,104

The following table sets forth certain information with respect to the Bank's non-accrual, restructured and past due loans, as well as foreclosed assets, at the dates indicated:

NON-PERFORMING ASSETS AND LOANS CONTRACTUALLY PAST DUE
(Dollars in Thousands)

	Years ended December 31,				
	2007	2006	2005	2004	2003
Non-accrual loans	$1,906	$1,608	$13	$62	$967
Restructured loans	-	-	-	-	-
Other repossessed assets owned	222	140	182	121	-
Total non-performing assets	$2,128	$1,748	$195	$183	$967
Loans past due 90 days accruing interest	$770	$1	$679	$162	$840
Allowance for loan losses to total loans at period end	1.02%	1.07%	1.11%	1.19%	1.20%
Non-performing assets to period end loans and other repossessed assets owned	0.51%	0.42%	0.05%	0.05%	0.33%

Potential Problem Loans: For additional information regarding non-performing assets and potential loan problems, see "Allowance for Loan Losses" in Note 5 of the Notes to Consolidated Financial Statements contained herein.

ANALYSIS OF LOAN LOSS EXPERIENCE

The allowance for loan losses is maintained at a level which, in management's judgment, is adequate to absorb credit losses inherent in the loan portfolio. The amount of the allowance is based on management's evaluation of the collectibility of the loan portfolio, credit concentration, trends in historical loss experience, specific impaired loans, and current economic conditions. Management periodically reviews the loan portfolio to determine probable credit losses related to specifically identified loans as well as credit losses inherent in the remainder of the loan portfolio. Allowances for impaired loans are generally determined based on net realizable values or the present value of estimated cash flows. The allowance is increased by a provision for loan losses, which is charged to expense and reduced by charge-offs, net of recoveries. Changes in the allowances relating to impaired loans are charged or credited to the provision for loan losses. Because of uncertainties inherent in the estimation process, management's estimate of credit losses inherent in the loan portfolio and the related allowance remains subject to change. Additions to the allowance for loan losses, recorded as the provision for loan losses on the Company's statements of income, are made monthly to maintain the allowance at an appropriate level based on management's analysis of the inherent risk in the loan portfolio. The amount of the provision is a function of the level of loans outstanding, the level of non-performing loans, historical loan-loss experience, the amount of loan losses actually charged off or recovered during a given period and current national and local economic conditions.

At December 31, 2007, 2006, 2005, 2004, and 2003, the allowance for loan losses was $4,185,000, $4,471,000, $4,238,000, $4,060,000, and $3,575,000, respectively. As a percentage of total loans, the allowance for loan losses declined from 1.07% at December 31, 2006 to 1.02% at December 31, 2007 even though the percentage of non-performing assets to total loans and other repossessed assets increased from 0.42% to 0.51% over the same time period. This was primarily due to an allowance for loan loss allocation of $489,000 specifically reserved for one loan at December 31, 2006. This loan was resolved in 2007, with the resolution including the charge-off of the previously reserved $489,000.

The following table summarizes the Bank's loan loss experience for each of the years ended December 31, 2007, 2006, 2005, 2004, and 2003, respectively:

ANALYSIS OF ALLOWANCE FOR LOAN LOSSES

(Dollars in Thousands)

	Years ended December 31,				
	2007	2006	2005	2004	2003
Allowance for loan losses, January 1,	$ 4,471	$ 4,238	$ 4,060	$ 3,575	$ 2,910
Loans charged-off:					
Commercial and industrial	762	56	18	102	74
Construction	-	-	-	-	-
Secured by farmland	-	-	-	-	-
1-4 family residential real estate	-	-	-	11	-
Commercial real estate	-	-	-	-	19
Consumer	301	200	330	243	186
Total loans charged-off	1,063	256	348	356	279
Recoveries:					
Commercial and industrial	-	60	10	142	60
Construction	-	-	-	-	-
Secured by farmland	-	-	-	-	-
1-4 family residential real estate	-	-	-	-	-
Commercial real estate	-	-	-	128	75
Consumer	60	69	43	31	25
Total loans recoveries	60	129	53	301	160
Net Charge-Offs	1,003	127	295	55	119
Provision for loan losses	717	360	473	540	784
Allowance for loan losses, December 31,	$ 4,185	$ 4,471	$ 4,238	$ 4,060	$ 3,575
Ratio of net charge-offs to average loans	0.24%	0.03%	0.08%	0.02%	0.04%

NON-INTEREST INCOME

2007 COMPARED WITH 2006

Total non-interest income increased by $237,000 from $5.83 million in 2006 to $6.06 million in 2007. Non-interest income is derived primarily from non-interest fee income, which consists primarily of fiduciary and other Wealth Management fees, service charges on deposit accounts, and other fee income. This increase stemmed primarily from revenues related to the continued growth of the Bank's deposit base and retail banking activities, and the increase of estate and brokerage fees within the Bank's WMS division.

Wealth Management income increased $68,000 or 5.1% from 2006 to 2007, primarily as the result of increased assets under management. Service charges on deposit accounts increased $162,000 or 5.8% to $2.94 million for 2007, compared with $2.78 million for 2006 due to the increase in the number of transaction accounts generating fee income. Other service charges, commissions and fees increased $174,000 or 11.4% from $1.53 million in 2006 to $1.71 million in 2007 primarily due to increased income from VISA check card fees. The increase in VISA check fees is primarily due to the increase in the Bank's retail deposit customer base. Included in other service charges, commissions, and income is Bank Owned Life Insurance ("BOLI') income, which was $393,000 in 2007 compared with $372,000 in 2006. Total BOLI was $10.0 million at December 31, 2007, compared with $9.6 million one year earlier.

There were no gains or losses on the sale of securities or other assets in 2007. Management does not project any further gains or losses on the sale of securities at this time.

Management seeks to increase the level of its future fee income from wealth management services and deposits through the increase of its market share within its marketplace. Wealth management fees are projected to continue to grow at a pace closer to the 5% growth seen in 2007 and 2005, rather than the 1% growth seen in 2006. Fees from deposits are projected to grow at a rate similar to 2006 and reflect the projected growth for retail core deposits.

2006 COMPARED WITH 2005

Total non-interest income increased by $555,000 from $5.27 million in 2005 to $5.83 million in 2006. Wealth Management income increased $12,000 or 0.9% from 2005 to 2006. Service charges on deposit accounts increased $166,000 or 6.4% to $2.78 million for 2006, compared with $2.62 million for 2005. Other service charges, commissions and fees increased $209,000 or 15.8% from $1.32 million in 2005 to $1.53 million in 2006 primarily due to increased income from VISA check card fees.

During 2006, the Bank entered into an agreement cancelling a property usage contract. In consideration for this agreement, the Bank received a one-time payment of $250,000, or approximately $165,000 net of applicable income taxes. Also during 2006, management elected to sell, for asset/liability restructuring purposes, approximately $3.0 million of investment securities available for sale at a loss of $83,000.

NON-INTEREST EXPENSE

2007 COMPARED WITH 2006

Total non-interest expense increased $333,000 or 2.0% in 2007 compared with 2006. The primary component of this was an increase in salaries and employees' benefits of $232,000, or 2.6%, primarily due to customary annual salary increases, partially offset by decreases in defined benefit pension plan expenses and performance-based incentive plan expenses. Full-time equivalent personnel totaled 149 at year-end 2007 compared with 139 at year-end 2006.

On December 20, 2007, the Company's Board of Directors ("Board") approved the termination of the defined benefit pension plan effective on December 31, 2009, and effective January 1, 2010 the Board approved to replace the defined benefit pension plan with an enhanced 401(k) plan. Defined benefit pension plan expenses are projected to decrease from $636,000 in 2007 to approximately $150,000 in 2008 and nothing in 2009 and going forward. Expenses for the 401(k) plan are projected to increase from $134,000 in 2007 to approximately $140,000 in 2008 and 2009, and approximately $625,000 in 2010. Growth in 401(k) after 2010 is projected to increase approximately at the same rate of increase as salaries.

The Bank expects personnel costs, consisting primarily of salary and benefits, to continue to be its largest other expense. As such, the most important factor with regard to potential changes in other expenses is the expansion of staff. The cost of any additional staff expansion, however, would be expected to be offset by the increased revenue generated by the additional services that the new staff would enable the Bank to perform. During 2008, the Company projects the increase of approximately four full-time equivalent people. These new positions are planned in commercial lending and technology systems support. In 2009, the Company will increase full-time equivalent personnel in order to staff two new branch offices in Haymarket and Bristow.

Net occupancy expense increased $32,000 or 3.1%, and furniture and equipment expense decreased $182,000 or 13.4%, from 2006 to 2007. The decrease in furniture and equipment expenses primarily reflects the decrease in computer software depreciation expense.

Consulting expense, which includes legal and accounting professional fees, increased $98,000 or 12.0% in 2007 compared with 2006 primarily reflecting costs associated with Sarbanes-Oxley compliance in connection with implementing the requirements of Section 404 regarding Management's Report on Internal Controls.

Data processing expense increased $163,000 or 14.6% in 2007 compared with 2006. The Bank outsources much of its data processing to a third-party vendor. The increase in expense primarily reflects increased deposit transactions and other data processing system usage by the Bank.

Marketing expense decreased $23,000 or 4.0%, and other operating expenses increased $14,000 or 0.5% in 2007 compared with 2006.

2006 COMPARED WITH 2005

Total non-interest expense increased $994,000 or 6.3% in 2006 compared with 2005. The primary component of this was an increase in salaries and employees' benefits of $788,000, or 9.5%, primarily due to customary annual salary increases and increases in the employee incentive payments and retirement plan expenses. Full-time equivalent personnel totaled 139 at both year-end 2005 and year-end 2006.

Net occupancy expense and furniture and equipment expense increased 10.4% and 4.3%, respectively, from 2005 to 2006. The increase in occupancy expenses primarily reflects increases in real estate taxes and a change in the outsourcing of janitorial labor.

Marketing expense increased $93,000 or 19.4% from 2005 to 2006 primarily reflecting the expenses associated with a comprehensive deposit gathering program for retail demand deposit and NOW accounts.

Consulting expense decreased $140,000 or 14.6% from 2005 to 2006 due to a delay in the implementation of Sarbanes-Oxley compliance in connection with implementing the requirements of Section 404 until 2007. A significant portion of the Bank's audit and legal expenses in 2005 reflected the procedural review in preparation of Section 404.

Data processing expenses increased $81,000 or 7.9% from 2005 to 2006 reflecting increased data processing system usage by the Bank.

Other operating expenses increased $19,000 or 0.7% in 2006 compared with 2005.

INCOME TAXES

Income tax expense decreased by $377,000 for the year ended December 31, 2007 compared to the year ended December 31, 2006. Income tax expense decreased by $53,000 for the year ended December 31, 2006 compared to the year ended December 31, 2005. The effective tax rates were 29.6% for 2007, 30.5% for 2006, and 30.6% for 2005. The effective tax rate differs from the statutory federal income tax rate of 34% due to the Bank's investment in tax-exempt loans and securities, and income from the BOLI purchases.

COMPARISON OF FINANCIAL CONDITION AT DECEMBER 31, 2007 AND DECEMBER 31, 2006

Total assets were $489.9 million at December 31, 2007, a decrease of 6.1% or $32.0 million from $521.9 million at December 31, 2006. Balance sheet categories reflecting significant changes included cash and due from banks, federal funds sold, investment securities, total loans, deposits, FHLB advances, and company-obligated mandatorily redeemable capital securities. Each of these categories is discussed below.

CASH AND DUE FROM BANKS. Cash and due from banks was $16.7 million at December 31, 2007, reflecting a decrease of $4.3 million from December 31, 2006. The decrease in cash and due from banks was primarily due to the decrease in transaction account deposits in December 2007, and the associated decline in cash held at the Fed in order to satisfy reserve requirements.

INVESTMENT SECURITIES. Total investment securities were $37.4 million at December 31, 2007, reflecting a decrease of $3.0 million from $40.4 million at December 31, 2006. The decrease was primarily the result of redeploying the cash flow from investment securities into the repayment of higher costing money borrowed from the FHLB of Atlanta. At December 31, 2007 and 2006, all investment securities were available for sale. The valuation allowance for the available for sale portfolio had an unrealized loss, net of tax benefit, of $333,000 at December 31, 2007 compared with an unrealized loss, net of tax benefit, of $369,000 at December 31, 2006.

LOANS. Total net loan balance after allowance for loan losses was $409.1 million at December 31, 2007, which represents a decrease of $7.0 million or 1.7% from $416.1 million at December 31, 2006. The majority of the decline in loans was in consumer installment loans, which decreased $7.8 million from year-end 2006 to year-end 2007, and commercial and industrial loans, which decreased $3.3 million over the same time period, partially offset by a $3.5 increase in construction loans. The Bank's loans are made primarily to customers located within the Bank's primary market area. The Bank continually modifies its loan pricing strategies and expands its loan product offerings in an effort to increase lending activity without sacrificing the existing credit quality standards.

DEPOSITS. For the year ended December 31, 2007, total deposits declined by $11.5 million or 2.8% when compared with total deposits one year earlier. Non-interest-bearing deposits decreased by $9.4 million and interest-bearing deposits decreased by $2.1 million. The decline in the Bank's non-interest-bearing deposits and interest-bearing deposits during 2007 was the result of many factors difficult to segregate and quantify, and equally difficult to use as factors for future projections. The economy, local competition, retail customer preferences, changes in business cash management practices by Bank customers, the relative pricing from wholesale funding sources, and the Bank's funding needs all contributed to the change in deposit balances. Included in interest-bearing deposits at December 31, 2007 were $9.3 million of brokered deposits, or 2.3% of total deposits. This compares with $20.2 million of brokered deposits at December 31, 2006, or 4.8% of total deposits. The Bank projects to increase its transaction account and other deposits in 2008 and beyond through the expansion of its branch network, as well as by offering value-added NOW and demand deposit products, and selective rate premiums on its interest-bearing deposits.

COMPANY-OBLIGATED MANDATORILY REDEEMABLE CAPITAL SECURITIES OF SUBSIDIARY TRUST ("capital securities"). On March 26, 2002, the Company established a subsidiary trust that issued $4.0 million of capital securities as part of a pooled trust preferred security offering with other financial institutions. The Company used the offering proceeds for the purposes of expansion and the repurchase of additional shares of its common stock. Under applicable regulatory guidelines, the capital securities are treated as Tier 1 capital for purposes of the Federal Reserve's capital guidelines for bank holding companies, as long as the capital securities and all other cumulative preferred securities of the Company together do not exceed 25% of Tier 1 capital.

On September 21, 2006, the Company's wholly-owned Connecticut statutory business trust privately issued $4.0 million face amount of the trust's Floating Rate Capital Securities in a pooled capital securities offering. Simultaneously, the trust used the proceeds of that sale to purchase $4.0 million principal amount of the Company's Floating Rate Junior Subordinated Deferrable Interest Debentures due 2036. Both the capital securities and the subordinated debentures are callable at any time after five years from the issue date. The subordinated debentures are an unsecured obligation of the Company and are junior in right of payment to all present and future senior indebtedness of the Company. The capital securities are guaranteed by the Company on a subordinated basis. The purpose of the September 2006 issuance was to use the proceeds to redeem, on March 26, 2007, the existing capital securities issued on March 26, 2002. Because of changes in the market pricing of capital securities from 2002 to 2006, the September 2006 issuance is priced 190 basis points less than that of the March 2002 issuance, and the repayment of the March 2002 issuance in March 2007 reduced the interest expense associated with the distribution on capital securities of subsidiary trust by $76,000 annually.

CAPITAL RESOURCES

Shareholders' equity totaled $41.8 million at December 31, 2007 compared with $38.5 million at December 31, 2006. The amount of equity reflects management's desire to increase shareholders' return on equity while maintaining a strong capital base. The Company initiated an open market stock buyback program in 1998, through which it repurchased, adjusted for stock splits, 397 shares at a cost of $10,000 in 2005; 1,900 shares at a cost of $43,000 in 2006 and 37,770 shares at a cost of $723,000 in 2007.

Accumulated other comprehensive income/loss decreased to an unrealized loss net of tax benefit of $773,000 at December 31, 2007 compared with an unrealized loss net of tax benefit of $1.22 million at December 31, 2006. The decline in the accumulated other comprehensive loss was attributable to the decrease of the SFAS No. 158 impact regarding the Bank's defined benefit retirement and post-retirement plans. During 2007, the impact of the SFAS No. 158 was a loss of $408,000 net of tax benefit compared with a loss of $848,000 net of tax benefit during 2006.

As discussed above under "Company-obligated Mandatorily Redeemable Capital Securities of Subsidiary Trust", in 2002 and 2006, the Company established subsidiary trusts that issued $4.0 million and $4.0 million of capital securities, respectively, as part of two separate pooled trust preferred security offerings with other financial institutions. During 2007, the Company repaid the $4.0 million issued in 2002. Under applicable regulatory guidelines, the capital securities are treated as Tier 1 capital for purposes of the Federal Reserve's capital guidelines for bank holding companies, as long as the capital securities and all other cumulative preferred securities of the Company together do not exceed 25% of Tier 1 capital. As discussed above under "Government Supervision and Regulation," banking regulations have established minimum capital requirements for financial institutions, including risk-based capital ratios and leverage ratios. As of December 31, 2007, the appropriate regulatory authorities have categorized the Company and the Bank as "well capitalized."

The Company and the Bank are subject to various regulatory capital requirements administered by banking agencies. Failure to meet minimum capital requirements can trigger certain mandatory and discretionary actions by regulators that could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Company's and the Bank's capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings and other factors. Quantitative measures established by regulation to ensure capital adequacy require the

Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of Total and Tier I Capital (as defined in the regulations) to risk-weighted assets (as defined in the regulations), and of Tier I Capital to average assets (as defined in the regulations). Management believes, as of December 31, 2007, that the Company and the Bank more than satisfy all capital adequacy requirements to which they are subject.

At December 31, 2007 and 2006, the Company exceeded its regulatory capital ratios, as set forth in the following table:

RISK BASED CAPITAL RATIOS
(Dollars in Thousands)

	December 31,	
	2007	**2006**
Tier 1 Capital:		
Shareholders' Equity	$41,828	$38,535
Plus: Unrealized loss on securities available for sale/FAS 158	773	1,213
Less: Intangible assets, net	(103)	(6)
Plus: Company-obligated madatorily redeemable capital securities	4,000	8,000
Total Tier 1 Capital	46,498	47,742
Tier 2 Capital:		
Allowable Allowance for Loan Losses	4,185	4,471
Total Capital:	50,683	52,213
Risk Weighted Assets:	$390,597	$404,603
Risk Based Capital Ratios:		
Tier 1 to Risk Weighted Assets	11.90%	11.80%
Total Capital to Risk Weighted Assets	12.98%	12.90%

LIQUIDITY

The primary sources of funds are deposits, repayment of loans, maturities of investments, funds provided from operations and advances from the FHLB of Atlanta. While scheduled repayments of loans and maturities of investment securities are predictable sources of funds, deposit flows and loan repayments are greatly influenced by the general level of interest rates, economic conditions and competition. The Bank uses its sources of funds to fund existing and future loan commitments, to fund maturing certificates of deposit and demand deposit withdrawals, to invest in other interest-earning assets, to maintain liquidity, and to meet operating expenses. Management monitors projected liquidity needs and determines the desirable funding level based in part on the Bank's commitments to make loans and management's assessment of the Bank's ability to generate funds. Management is not aware of any market or institutional trends, events or uncertainties that are expected to have a material effect on the liquidity, capital resources or operations of the Company or the Bank. Nor is management aware of any current recommendations by regulatory authorities that would have a material effect on liquidity, capital resources or operations. The Bank's internal sources of such liquidity are deposits, loan and investment repayments, and securities available for sale. The Bank's primary external source of liquidity is advances from the FHLB of Atlanta.

Cash and amounts due from depository institutions, interest-bearing deposits in other banks, and federal funds sold totaled $19.6 million at December 31, 2007 compared with $41.7 million at December 31, 2006. These assets provide a primary source of liquidity for the Bank. In addition, management has designated the entire investment portfolio as available of sale, of which approximately $23.8 million was unpledged and readily salable at December 31, 2007. Futhermore, the Bank has an available line of credit with the FHLB of Atlanta with a borrowing limit of approximately $136.2 million at December 31, 2007 to provide additional sources of liquidity, as well as available federal funds purchased lines of credit with various commercial banks totaling approximately $52.0 million. At December 31, 2007, $35.0 million of the FHLB of Atlanta line of credit and no federal funds purchased lines of credit were in use.

The following table sets forth information relating to the Company's sources of liquidity and the outstanding commitments for use of liquidity at December 31, 2007 and 2006. The liquidity coverage ratio is derived by dividing the total sources of liquidity by the outstanding commitments for use of liquidity.

LIQUIDITY SOURCES AND USES
(Dollars in Thousands)

	December 31, 2007			December 31, 2006		
	Total	In Use	Available	Total	In Use	Available
Sources:						
Federal funds borrowing lines of credit	$ 52,036	$ -	$ 52,036	$ 51,901	$ -	$ 51,901
Federal Home Loan Bank advances	136,159	35,000	101,159	139,194	55,000	84,194
Federal funds sold			2,020			20,122
Securities, available for sale and unpledged at fair value			23,632			21,070
Total short-term funding sources			$ 178,847			$ 177,287
Uses:						
Unfunded loan commitments and lending lines of credit			$ 72,503			$ 79,642
Letters of credit			6,749			4,736
Total potential short-term funding uses			$ 79,252			$ 84,378
Ratio of short-term funding sources to potential short-term funding uses			225.7%			210.1%

In addition to the outstanding commitments for use of liquidity displayed in the table above, the Bank will be utilizing approximately $5.0 million over the next twelve to thirty-six months to build new branch offices in Haymarket and Bristow, as well as move and expand its View Tree Warrenton branch office.

CONTRACTUAL OBLIGATIONS

The following table sets forth information relating to the Company's contractual obligations and scheduled payment amounts due at various intervals over the next five years and beyond as of December 31, 2007.

(In Thousands)	Payments due by period				
Contractual Obligations:	Total	Less than One Year	1-3 Years	3-5 Years	More than 5 Years
Long-term debt obligations	$ 19,100	$ 5,000	$ -	$ 10,000	$ 4,100 *
Operating lease obligations	8,164	1,500	1,795	1,028	3,841
Total	$ 27,264	$ 6,500	$ 1,795	$ 11,028	$ 7,941

* Includes $4.1 million of capital securities with varying put provisions beginning September 21, 2011 with a mandatory redemption September 21, 2036.

OFF-BALANCE SHEET ARRANGEMENTS

The Bank's off-balance sheet arrangements consist of commitments to extend credit and letters of credit, which were $72.5 million and $6.7 million, respectively, at December 31, 2007, and $79.6 million and $4.7 million, respectively, at December 31, 2006. See Note 15 "Financial Instruments with Off-Balance-Sheet Risk" of the Notes to Consolidated Financial Statements for further discussion on the specific arrangements and elements of credit and interest rate risk inherent to the arrangements. The impact on liquidity of these arrangements is illustrated in the LIQUIDITY SOURCES AND USES table above.

Revenues for standby letters of credit were $91,000 and $92,000 for 2007 and 2006, respectively. There were 67 and 77 separate standby letters of credit at December 31, 2007 and 2006, respectively. During 2007 and 2006, no liabilities arose from standby letters of credit arrangements. Past history gives little indication as to future trends regarding revenues and liabilities from standby letters of credit.

IMPACT OF INFLATION AND CHANGING PRICES

The consolidated financial statements and the accompanying notes presented elsewhere in this document have been prepared in accordance with accounting principles generally accepted in the United States of America, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time and due to inflation. Unlike most industrial companies, virtually all the assets and liabilities of the Company and the Bank are monetary in nature. The impact of inflation is reflected in the increased cost of operations. As a result, interest rates have a greater impact on our performance than inflation does. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

RECENT ACCOUNTING PRONOUNCEMENTS

For information regarding recent accounting pronouncements and their effect on the Company, see "Recent Accounting Pronouncements" in Note 1 of the Notes to Consolidated Financial Statements contained herein.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

An important component of both earnings performance and liquidity is management of interest rate sensitivity. Interest rate sensitivity reflects the potential effect on net interest income and economic value of equity from a change in market interest rates. The Bank is subject to interest rate sensitivity to the degree that its interest-earning assets mature or reprice at different time intervals than its interest-bearing liabilities. However, the Bank is not subject to the other major categories of market risk such as foreign currency exchange rate risk or commodity price risk. The Bank uses a number of tools to manage its interest rate risk, including simulating net interest income under various scenarios, monitoring the present value change in equity under the same scenarios, and monitoring the difference or gap between rate sensitive assets and rate sensitive liabilities over various time periods. Management believes that rate risk is best measured by simulation modeling.

The earnings simulation model forecasts annual net income under a variety of scenarios that incorporate changes in the absolute level of interest rates, changes in the shape of the yield curve, and changes in interest rate relationships. Management evaluates the effect on net interest income and present value equity under varying market rate assumptions. The Bank monitors exposure to instantaneous changes in rates of up to 200 basis points up or down over a rolling 12-month period. The Bank's policy limit for the maximum negative impact on net interest income and change in equity from instantaneous changes in interest rates of 200 basis points over 12 months is 15% and 20%, respectively. Management has maintained a risk position well within these guideline levels during 2007.

The following tables present the Bank's anticipated market value changes in equity under various rate scenarios as of December 31, 2007 and 2006:

MARKET RISK

2007 (Dollars in thousands)	Percentage Change	Market Value Change	Minus 200 pts	Current Fair Value	Plus 200 pts	Market Value Change	Percentage Change
Federal funds sold	0.00%	$ 1	$ 2,021	$ 2,020	$ 2,018	$ (2)	0.00%
Securities and interest-bearing deposits with other banks	2.63%	1,005	39,205	38,200	36,782	(1,418)	-3.71%
Loans receivable	1.44%	5,925	416,975	411,050	401,324	(9,726)	-2.37%
Total rate sensitive assets	1.54%	6,931	458,201	451,270	440,124	(11,146)	-2.47%
Other assets	0.00%		40,569	40,569	40,569	-	0.00%
Total assets	1.41%	$ 6,931	$ 498,770	$ 491,839	$ 480,693	$ (11,146)	-2.27%
Demand Deposits	11.30%	$ 7,628	$ 75,131	$ 67,503	$ 61,292	$ (6,211)	-9.20%
Rate-bearing deposits	1.97%	6,102	315,520	309,418	300,822	(8,596)	-2.78%
Borrowed funds	0.59%	231	39,458	39,227	39,174	(53)	-0.13%
Other liabilities	0.00%	-	4,385	4,385	4,385	-	0.00%
Total liabilities	3.32%	13,961	434,494	420,533	405,673	(14,860)	-3.53%
Present Value Equity	-9.86%	(7,030)	64,276	71,306	75,020	3,714	5.21%
Total liabilities and equity	1.41%	$ 6,931	$ 498,770	$ 491,839	$ 480,693	$ (11,146)	-2.27%

2006 (Dollars in thousands)	Percentage Change	Market Value Change	Minus 200 pts	Current Fair Value	Plus 200 pts	Market Value Change	Percentage Change
Federal funds sold	0.08%	$ 18	$ 20,136	$ 20,118	$ 20,101	$ (17)	-0.08%
Securities and interest-bearing deposits with other banks	2.23%	911	41,802	40,891	39,369	(1,522)	-3.72%
Loans receivable	3.03%	12,466	424,254	411,788	393,173	(18,615)	-4.52%
Total rate sensitive assets	2.83%	13,395	486,192	472,797	452,643	(20,154)	-4.26%
Other assets	0.00%	-	44,688	44,688	44,688	-	0.00%
Total assets	2.59%	$ 13,395	$ 530,880	$ 517,485	$ 497,331	$ (20,154)	-3.86%
Demand Deposits	11.28%	$ 8,278	$ 81,677	$ 73,399	$ 66,648	$ (6,751)	-9.20%
Rate-bearing deposits	3.06%	9,549	321,650	312,011	301,091	(10,920)	-3.50%
Borrowed funds	0.56%	361	64,706	64,345	64,014	(331)	-0.51%
Other liabilities	0.00%	-	3,731	3,731	3,731	-	0.00%
Total liabilities	4.01%	18,188	471,764	453,486	435,484	(18,002)	-3.97%
Present Value Equity	-7.49%	(4,793)	59,116	63,999	61,847	(2,152)	-3.36%
Total liabilities and equity	2.59%	$ 13,395	$ 530,880	$ 517,485	$ 497,331	$ (20,154)	-3.89%

Fauquier Bankshares, Inc.

C. H. Lawrence, Jr.
Chairman

Randy K. Ferrell
President & CEO

Edna T. Brannan
Corporate Secretary

Eric P. Graap
Executive Vice President
& Chief Financial Officer

Gregory D. Frederick
Executive Vice President &
Chief Operating Officer

Fauquier Bankshares, Inc. Board Of Directors

John B. Adams, Jr.,
Vice Chairman
President & CEO of
Bowman Companies

Randy K. Ferrell
President & CEO,
Fauquier Bankshares, Inc. /
The Fauquier Bank

Douglas C. Larson
Vice President, Piedmont
Environmental Council

C.H. Lawrence, Jr.
Chairman
Former Owner & General
Manager of Country Chevrolet

Randolph T. Minter
President & Owner of
Moser Funeral Home

Brian S. Montgomery
President & Owner of
Warrenton Foreign Cars, Inc.

John J. Norman, Jr.
President, Norman Realty

P. Kurtis Rodgers
President & COO of
S. W. Rodgers Co., Inc.

Sterling T. Strange, III
President & CEO of
The Solution Design Group, Inc.

H. Frances Stringfellow
retired Senior Vice President,
Administrative Services,
The Fauquier Bank

The Fauquier Bank Board Of Directors

John B. Adams, Jr.,
Vice Chairman
President & CEO of
Bowman Companies

Randy K. Ferrell
President & CEO,
Fauquier Bankshares, Inc. /
The Fauquier Bank

Douglas C. Larson
Vice President, Piedmont
Environmental Council

C.H. Lawrence, Jr.
Chairman
Former Owner & General
Manager of Country Chevrolet

Randolph T. Minter
President & Owner of
Moser Funeral Home

Brian S. Montgomery
President & Owner of
Warrenton Foreign Cars, Inc.

John J. Norman, Jr.
President, Norman Realty

P. Kurtis Rodgers
President & COO of
S. W. Rodgers Co., Inc.

Sterling T. Strange, III
President & CEO of
The Solution Design Group, Inc.

H. Frances Stringfellow
retired Senior Vice President,
Administrative Services,
The Fauquier Bank

Executive Officers

Randy K. Ferrell
President &
Chief Executive Officer

Gregory D. Frederick
Executive Vice President &
Chief Operating Officer

Eric P. Graap
Executive Vice President &
Chief Financial Officer

Jeffrey A. Sisson
Senior Vice President
Chief Lending Officer

Mark A. Debes
Senior Vice President
Retail Banking & Marketing

Edna T. Brannan
Senior Vice President
Chief Admininstrative Officer



Top row left to right: Mark A. Debes, Sally C. Marks, Gregory D. Frederick, Edna T. Brannan, Charles B. Friederichs
Bottom Row left to right: Eric P. Graap, Randy K. Ferrell, Jeffery A. Sisson



Top row left to right: Douglas C. Larson, Sterling T. Strange, III, P. Kurtis Rodgers, Randolph T. Minter, Brian S. Montgomery, John J. Norman, Jr
Bottom Row left to right: John B. Adams, Jr., H. Frances Stringfellow, Randy K. Ferrell, C. H. Lawrence, Jr.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures that are designed to provide assurance that the information required to be disclosed in the reports filed or submitted under the Securities Exchange Act of 1934 is recorded, processed, summarized, and reported within the time periods required by the Securities and Exchange Commission. An evaluation of the effectiveness of the design and operations of the Company's disclosure controls and procedures at the end of the period covered by this report was carried out under the supervision and with the participation of the management of Fauquier Bankshares, Inc., including the Chief Executive Officer and the Chief Financial Officer. Based on such an evaluation, the Chief Executive Officer and the Chief Financial Officer concluded the Company's disclosure controls and procedures were effective as of the end of such period.

Management's Report on Internal Control Over Financial Reporting

The management of Fauquier Bankshares, Inc. ("Management") is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) of the Securities Exchange Act of 1934). Management's internal control over financial reporting is a process designed under the supervision of the Company's Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America.

As of December 31, 2007, Management has assessed the effectiveness of the internal control over financial reporting based on the criteria for effective internal control over financial reporting established in "Internal Control-Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the assessment, Management determined that it maintained effective internal control over the financial reporting as of December 31, 2007, based on those criteria.

Smith Elliott Kearns & Company, LLC, the independent registered public accounting firm that audited the Company's consolidated financial statements included in this Annual Report on 10-K, has issued an attestation report on the effectiveness of Management's internal control over reporting as of December 31, 2007. The report, which states an unqualified opinion on the effectiveness of Management's internal control over financial reporting as of December 31, 2007, is incorporated for reference in Item 8 above, under the heading "Report of Independent Public Accounting Firm."

No changes were made in Management's internal control over financial reporting during the year ended December 31, 2007 that have materially affected, or that are reasonably likely to materially affect, Management's internal control over financial reporting.

Smith Elliott Kearns & Company, LLC
Certified Public Accountants & Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Fauquier Bankshares, Inc.
Warrenton, Virginia

We have audited the accompanying consolidated balance sheets of Fauquier Bankshares, Inc. and its subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of income, consolidated statements of changes in shareholders' equity, and consolidated statements of cash flows for each of the years in the three-year period ended December 31, 2007. We have also audited Fauquier Bankshares Inc's internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The management of Fauquier Bankshares, Inc. and its subsidiaries is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control. Our responsibility is to express an opinion on these financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Smith Elliott Kearns & Company, LLC
Certified Public Accountants & Consultants

To the Board of Directors and Shareholders of
Fauquier Bankshares, Inc.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fauquier Bankshares, Inc. and its subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, Fauquier Bankshares, Inc. and its subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

As discussed in Notes 1 and 9 to the financial statements, Fauquier Bankshares, Inc. changed its policy for accounting for its defined benefit pension plan in 2006 to conform with Statement of Financial Accounting Standards No. 158. As disclosed in Note 2, the Company restated its 2006 financial statements to reflect the application of Statement of Financial Accounting Standards No. 158 for its supplemental executive retirement plan. Also, as discussed in Note 1 to the financial statements, the Company changed its policy for accounting for stock-based compensation in 2006 in accordance with Statement of Financial Accounting Standards No. 123R.

Smith Elliott Kearns & Company, LLC

Chambersburg, Pennsylvania
March 14. 2008

Fauquier Bankshares, Inc. and Subsidiaries
Consolidated Balance Sheets

	December 31, 2007	December 31, 2006
Assets		
Cash and due from banks	$ 16,708,922	$ 21,019,764
Interest-bearing deposits in other banks	823,252	537,891
Federal funds sold	2,020,000	20,122,000
Securities available for sale	37,376,725	40,352,775
Loans, net of allowance for loan losses of $4,185,209 in 2007 and $4,470,533 in 2006	409,107,482	416,061,150
Bank premises and equipment, net	7,180,369	7,584,089
Accrued interest receivable	1,748,546	1,802,379
Other assets	14,930,932	14,373,452
Total assets	$ 489,896,228	$ 521,853,500
Liabilities and Shareholders' Equity		
Deposits:		
Noninterest-bearing	76,080,935	85,495,160
Interest-bearing	328,477,988	330,576,258
Total deposits	404,558,923	416,071,418
Federal Home Loan Bank advances	35,000,000	55,000,000
Company-obligated mandatorily redeemable capital securities	4,124,000	8,248,000
Other liabilities	4,385,553	3,999,470
Commitments and Contingencies	-	-
Total liabilities	448,068,476	483,318,888
Shareholders' Equity		
Common stock, par value, $3.13; authorized 8,000,000 shares: issued and outstanding, 2007: 3,537,354 shares (includes nonvested shares of 31,190); 2006: 3,478,960 shares (includes nonvested shares of 31,829)	10,974,293	10,789,521
Retained earnings	31,626,627	28,962,409
Accumulated other comprehensive income (loss), net	(773,168)	(1,217,318)
Total shareholders' equity	41,827,752	38,534,612
Total liabilities and shareholders' equity	$ 489,896,228	$ 521,853,500

See accompanying Notes to Consolidated Financial Statements.

Fauquier Bankshares, Inc. and Subsidiaries
Consolidated Statements of Income

For Each of the Three Years in the Period Ended December 31, 2007

	2007	2006	2005
Interest Income			
Interest and fees on loans	$ 28,916,500	$ 28,039,607	$23,186,158
Interest and dividends on securities available for sale:			
Taxable interest income	1,479,307	1,599,174	1,874,519
Interest income exempt from federal income taxes	120,097	52,580	52,280
Dividends	303,500	341,815	246,276
Interest on federal funds sold	90,724	92,221	47,215
Interest on deposits in other banks	33,548	26,306	7,270
Total interest income	30,943,676	30,151,703	25,413,718
Interest Expense			
Interest on deposits	9,847,705	7,878,058	4,948,904
Interest on federal funds purchased	243,250	452,301	202,706
Interest on Federal Home Loan Bank advances	1,802,174	435,771	275,176
Distribution on capital securities of subsidiary trusts	374,586	2,135,506	911,434
Total interest expense	12,267,715	10,901,636	6,338,220
Net interest income	18,675,961	19,250,067	19,075,498
Provision for loan losses	717,000	360,000	472,917
Net interest income after provision for loan losses	17,958,961	18,890,067	18,602,581
Other Income			
Wealth management income	1,412,230	1,343,963	1,331,511
Service charges on deposit accounts	2,944,095	2,781,884	2,615,408
Other service charges, commissions and income	1,706,400	1,532,081	1,322,946
Gain on cancellation of property rights	-	250,000	-
Loss on sale of securities	-	(82,564)	-
Total other income	6,062,725	5,825,364	5,269,865
Other Expenses			
Salaries and benefits	9,284,067	9,051,834	8,263,400
Net occupancy expense of premises	1,048,036	1,016,527	920,866
Furniture and equipment	1,178,307	1,360,063	1,303,990
Marketing expense	548,580	571,641	478,748
Consulting expense	915,784	817,920	957,611
Data processing expense	1,275,134	1,112,565	1,031,459
Other operating expenses	2,731,492	2,717,594	2,698,164
Total other expenses	16,981,400	16,648,144	15,654,238
Income before income taxes	7,040,286	8,067,287	8,218,208
Income tax expense	2,086,864	2,463,745	2,516,591
Net Income	$ 4,953,422	$ 5,603,542	$ 5,701,617
Earnings per Share, basic	$1.41	$1.61	$1.66
Earnings per Share, assuming dilution	$1.39	$1.56	$1.60
Dividends per Share	$0.79	$0.745	$0.645

See accompanying Notes to Consolidated Financial Statements.

Fauquier Bankshares, Inc. and Subsidiaries
Consolidated Statements of Cash Flows

For Each of the Three Years in the Period Ended December 31, 2007

	2007	2006	2005
Cash Flows from Operating Activities			
Net income	$ 4,953,422	$ 5,603,542	$ 5,701,617
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	1,017,874	1,205,044	1,201,070
Provision for loan losses	717,000	360,000	472,917
Deferred tax benefit	(327,194)	(4,575)	(28,748)
Loss on sale of securities	-	82,564	-
Gain on sale of property rights	-	(250,000)	-
Gain on sale of premises and equipment	-	-	(11,132)
Tax benefit of nonqualified options exercised	(419,527)	(105,358)	(111,139)
Amortization (accretion) of security premiums, net	2,004	21,456	(110,415)
Amortization of unearned compensation	256,230	220,268	203,651
Changes in assets and liabilities:			
(Increase) decrease in other assets	15,835	(69)	(211,201)
Increase (decrease) in other liabilities	1,003,891	(170,806)	(134,475)
Net cash provided by operating activities	7,219,535	6,962,066	6,972,145
Cash Flows from Investing Activities			
Proceeds from sale of securities available for sale	-	3,024,745	-
Proceeds from maturities, calls and principal payments of securities available for sale	7,937,961	6,060,424	10,961,625
Purchase of securities available for sale	(5,833,829)	-	(1,568,980)
Proceeds from sale of premises and equipment	-	-	11,132
Purchase of premises and equipment	(614,154)	(499,552)	(957,032)
(Purchase of) proceeds from sale of other bank stock	923,500	(715,900)	-
Gain on sale of property rights	-	250,000	-
Net (increase) decrease in loans	6,236,668	(35,371,679)	(43,730,606)
Net cash provided by (used in) investing activities	8,650,146	(27,251,962)	(35,283,861)
Cash Flows from Financing Activities			
Net (decrease) increase in demand deposits, NOW accounts and savings accounts	22,157,092	(20,230,855)	(2,636,061)
Net (decrease) increase in certificates of deposit	(33,669,587)	44,645,104	19,637,533
Federal Home Loan Bank advances	57,000,000	108,000,000	38,000,000
Federal Home Loan Bank principal repayments	(77,000,000)	(95,000,000)	(11,000,000)
Purchase (repayment) of federal funds	-	(5,000,000)	5,000,000
Proceeds from (repayment of) trust preferred securities	(4,124,000)	4,124,000	-
Cash dividends paid on common stock	(2,796,892)	(2,589,697)	(2,729,617)
Issuance of common stock	1,158,997	325,484	621,813
Acquisition of common stock	(722,767)	(43,205)	(9,811)
Net cash provided by (used in) financing activities	(37,997,157)	34,230,831	46,883,857
Increase (decrease) in cash and cash equivalents	(22,127,476)	13,940,935	18,572,141
Cash and Cash Equivalents			
Beginning	41,679,650	27,738,715	9,166,574
Ending	$ 19,552,174	$ 41,679,650	$ 27,738,715
Supplemental Disclosures of Cash Flow Information			
Cash payments for:			
Interest	$ 12,579,931	$ 10,343,982	$ 6,175,605
Income taxes	$ 2,023,000	$ 2,324,000	$ 2,780,000
Supplemental Disclosures of Noncash Investing Activities			
Unrealized gain (loss) on securities available for sale, net of tax effect	$ 36,400	$ (287,294)	$ (608,459)
Changes in benefit obligations and plan assets for defined benefit and post-retirement benefit plans	$ 407,750	$ 848,219	$ -

See accompanying Notes to Consolidated Financial Statements.

Fauquier Bankshares, Inc. and Subsidiaries
Consolidated Statements of Changes in Shareholders' Equity

For Each of the Three Years Ended December 31, 2007

	Common Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Comprehensive Income	Total
Balance, December 31, 2004	$ 10,618,775	$ 21,320,223	$ (47,934)		$ 31,891,064
Comprehensive income:					
Net income	-	5,701,617	-	$ 5,701,617	5,701,617
Other comprehensive income net of tax:					
Unrealized holding losses on securities available for sale, net of deferred income taxes $313,449	-	-	(608,459)	(608,459)	(608,459)
Total comprehensive income				$ 5,093,158	
Cash dividends ($.645 per share)	-	(2,220,730)	-		(2,220,730)
Acquisition of 397 shares of common stock	(1,243)	(8,568)	-		(9,811)
Issuance of restricted stock, stock incentive plan (10,045 shares issued)	31,441	218,077	-		249,518
Unearned compensation on resticked stock	-	(249,518)	-		(249,518)
Amortization of unearned compensation, restricted stock awards	-	231,651	-		231,651
Restricted stock forfeiture	(3,506)	(24,494)	-		(28,000)
Issuance of common stock	16,771	122,126	-		138,897
Exercise of stock options	132,462	350,454	-		482,916
Balance, December 31, 2005	$ 10,794,700	$ 25,440,838	$ (656,393)		$ 35,579,145
Comprehensive income:					
Net income	-	5,603,542	-	$ 5,603,542	5,603,542
Other comprehensive income net of tax:					
Unrealized holding losses on securities available for sale, net of deferred income taxes $119,928	-	-	232,802	232,802	232,802
Reclassification adjustment for losses (gains) realized in income, net of tax $28,072	-	-	54,492	54,492	54,492
Total comprehensive income				$ 5,890,836	
Cash dividends ($.745 per share)	-	(2,589,697)	-		(2,589,697)
Acquisition of 1,900 shares of common stock	(5,947)	(37,258)	-		(43,205)
Adjustments to initially apply FAS 158, net of tax $436,961, as restated	-	-	(848,219)		(848,219)
SFAS No. 123 (R) implementation adjustment	(67,238)	67,238			-
Amortization of unearned compensation, restricted stock awards	-	220,268	-		220,268
Issuance of common stock	15,797	108,491	-		124,288
Exercise of stock options	52,209	148,987	-		201,196
Balance, December 31, 2006 (forwarded)	$ 10,789,521	$ 28,962,409	$ (1,217,318)		$ 38,534,612

See accompanying Notes to Consolidated Financial Statements.

Fauquier Bankshares, Inc. and Subsidiaries
Consolidated Statements of Changes in Shareholders' Equity

For Each of theThree Years in the Period Ended December 31, 2007

	Common Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Comprehensive Income	Total
Balance, December 31, 2006	$ 10,789,521	$ 28,962,409	$ (1,217,318)		$ 38,534,612
Comprehensive income:					
Net income		4,953,422		$ 4,953,422	4,953,422
Other comprehensive income net of tax:					
Unrealized holding losses on securities available for sale, net of deferred income taxes $18,752			36,400	36,400	36,400
Changes in benefit obligation and plan assets for defined benefit and SERP plans, net of deferred income taxes of $210,053			407,750	407,750	407,750
Total comprehensive income				5,397,572	
Cash dividends ($.79 per share)	-	(2,796,892)	-		(2,796,892)
Acquisition of 37,770 shares of common stock	(105,700)	(617,067)	-		(722,767)
Amortization of unearned compensation, restricted stock awards	-	256,230	-		256,230
Issuance of common stock - nonvested shares (11,437 shares)	35,797	(35,797)	-		-
Exercise of stock options	254,675	904,322	-		1,158,997
Balance, December 31, 2007	$ 10,974,293	$ 31,626,627	$ (773,168)		$ 41,827,752

See accompanying Notes to Consolidated Financial Statements.

Note 1. Nature of Banking Activities and Significant Accounting Policies

Fauquier Bankshares, Inc. ("the Company") is the holding company of The Fauquier Bank ("the Bank"), Fauquier Statutory Trust I ("Trust I") and Fauquier Statutory Trust II ("Trust II"). The Bank provides commercial, financial, agricultural, and residential and consumer loans to customers primarily in Virginia. The loan portfolio is well diversified and generally is collateralized by assets of the customers. The loans are expected to be repaid from cash flows or proceeds from the sale of selected assets of the borrowers. The purpose of the September 2006 (Trust II) issuance was to use the proceeds to redeem the existing capital security (Trust I) issued on March 26, 2002.

The accounting and reporting policies of the Company conform to U.S. generally accepted accounting principles and to the reporting guidelines prescribed by regulatory authorities. The following is a description of the more significant of those policies and practices.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company, and its three wholly-owned subsidiaries, Trust I, Trust II and the Bank, of which Fauquier Bank Services, Inc. is its sole subsidiary. In consolidation, significant intercompany accounts and transactions between the Bank and the Company have been eliminated.

In January 2003 the Financial Accounting Standards Board ("FASB") issued FASB Interpretation 46 ("FIN 46"), "Consolidation of Variable Interest Entities." FIN 46 clarifies the application of Accounting Research Bulletin 51, Consolidated Financial Statements, to certain entities in which voting rights are not effective in identifying the investor with the controlling financial interest. An entity is subject to deconsolidation under FIN 46 if the investors do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support, are unable to direct the entity's activities, or are not exposed to the entity's losses or entitled to its residual returns ("variable interest entities"). Variable interest entities within the scope of FIN 46 will be required to be consolidated with their primary beneficiary. The primary beneficiary of a variable interest entity is determined to be the party that absorbs a majority of the entity's losses, receives a majority of its expected returns, or both.

Management has determined that the Fauquier Statutory Trusts (Trust I and Trust II) qualify as variable interest entities under FIN 46. Trust I issued mandatory redeemable capital securities to investors and loaned the proceeds to the Company. Trust I held, as its sole asset, subordinated debentures issued by the Company in 2002. Subsequent to the issuance of FIN 46 in January 2003, the FASB issued a revised interpretation, FIN 46(R) " Consolidation of Variable Interest Entities," the provisions of which were required to be applied to certain variable interest entities by March 31, 2004. The Company adopted the provisions under the revised interpretation in the first quarter of 2004. The deconsolidation results in the Company's investment in the common securities of Trust I being included in other assets as of December 31, 2006 and a corresponding increase in outstanding debt of $124,000. The adoption of FIN 46(R) did not have a material impact on the Company's financial position or results of operations. Because the Company redeemed all the existing capital securities issued by Trust I on March 26, 2007, there were no assets in Trust I on December 31, 2007.

The Federal Reserve has issued guidance on the regulatory capital treatment for the trust-preferred securities issued by the Company as a result of the adoption of FIN 46(R). The rule retains the current maximum percentage of total capital permitted for trust preferred securities at 25%, but enacts other changes to the rules governing trust preferred securities that affect their use as part of the collection of entities known as "restricted core capital elements." The rule took effect March 31, 2007. Management evaluated the effects of the rule, and determined that it did not have a material impact on its capital ratios.

Securities

Debt securities that management has the positive intent and ability to hold to maturity are classified as "held to maturity" and recorded at amortized cost. The Company has no securities in this category. Securities not classified as held to maturity, including equity securities with readily determinable fair values, are classified as "available for sale" and recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income.

Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Declines in the fair value of held to maturity and available for sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

The Bank is required to maintain an investment in the capital stock of certain correspondent banks. No readily available market exists for this stock and it has no quoted market value. The investment in these securities is recorded at cost.

Loans

The Company grants mortgage, commercial and consumer loans to customers. A substantial portion of the loan portfolio is represented by commercial and residential mortgage loans. The ability of the Company's debtors to honor their contracts is dependent upon the real estate and general economic conditions in the Company's market area.

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off generally are reported at their outstanding unpaid principal balances adjusted for the allowance for loan losses, and any deferred fees or costs on originated loans. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield using the interest method.

The accrual of interest on mortgage and commercial loans is discontinued at the time the loan is 90 days delinquent unless the credit is well-secured and in process of collection. Installment loans are typically charged off no later than 180 days past due. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not collected for loans that are placed on nonaccrual or charged-off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance consists of specific and general components. The specific component relates to loans that are classified as either doubtful, substandard or special mention. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors and is also maintained to cover uncertainties that could affect management's estimate of probable losses. This component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer and residential loans for impairment disclosures.

Bank Premises and Equipment

Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation and amortization. Premises and equipment are depreciated over their estimated useful lives ranging from 3 - 39 years; leasehold improvements are amortized over the lives of the respective leases or the estimated useful life of the leasehold improvement, whichever is less. Software is amortized over its estimated useful life ranging from 3 – 5 years. Depreciation and amortization are recorded on the accelerated and straightline methods.

Costs of maintenance and repairs are charged to expense as incurred. Costs of replacing structural parts of major units are considered individually and are expensed or capitalized as the facts dictate.

Income Taxes

Deferred income tax assets and liabilities are determined using the balance sheet method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences between the book and tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws.

When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above is reflected as a liability for unrecognized tax benefits in the accompanying balance sheet along with any associated interest and penalties that would be payable to the taxing authorities upon examination.

Interest and penalties associated with unrecognized tax benefits are classified as additional income taxes in the statement of income.

Defined Benefit Plan

The Company has a pension plan for its employees. Benefits are generally based upon years of service and the employees' compensation. The Company funds pension costs in accordance with the funding provisions of the Employee Retirement Income Security Act.

Earnings Per Share

Basic earnings per share represent income available to common shareholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflect additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by the Company relate solely to outstanding stock options, and are determined using the treasury method.

Stock Compensation Plans

In December 2004, FASB issued Statement No. 123 (revised 2004), *Share-Based Payment* ("SFAS 123(R)"). SFAS No. 123(R) requires that the compensation cost relating to share-based payment transactions be recognized in the financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. SFAS No. 123(R) covers a wide range of share-based compensation arrangements, including stock options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans. SFAS No. 123(R) is a replacement of SFAS No. 123, *Accounting for Stock-Based Compensation*, and supersedes Accounting Principles Board ("APB') Opinion No. 25, *Accounting for Stock Issued to Employees*, and its related interpretive guidance. The effect of the Statement will be to require entities to measure the cost of employee services received in exchange for stock options based on the grant date fair value of the award, and to recognize the cost over the period the employee is required to provide services for the award. SFAS No. 123(R) permits entities to use any option-pricing model that meets the fair value objective in the Statement.

The Company elected to adopt SFAS No. 123(R) on January 1, 2006 under the modified prospective method. Compensation cost has been measured using fair value of an award on the grant dates and is recognized over the service period, which is usually the vesting period. Compensation cost related to the nonvested portion of awards outstanding as of that date was based on the grant-date fair value of those awards as calculated under the original provisions of SFAS No. 123; that is, the Company was not required to re-measure the grant date of SFAS No. 123(R). All stock options outstanding were vested as of December 31, 2005; therefore no compensation expense related to stock options was recorded in 2006 or 2007. There were no options granted in 2007, 2006, or 2005.

The following table illustrated the effect on net income and earnings per share if the Company had applied SFAS No. 123(R) in 2005.

		December 31, 2005
Net Income, as reported	$	5,701,617
Deduct: Total stock-based employee compensation expense determined based on fair value methods of awards, net of tax		(13,815)
Pro forma net Income	$	5,687,802
Earnings per share:		
Basic - as reported	$	1.66
Basic - pro forma		1.66
Diluted - as reported		1.60

Wealth Management Services Division

Securities and other property held by the Wealth Management Services division in a fiduciary or agency capacity are not assets of the Company and are not included in the accompanying consolidated financial statements.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, amounts due from banks, interest bearing deposits in banks and federal funds sold. Generally, federal funds are purchased and sold for oneday periods.

Other Real Estate

Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at the lower of the loan balance or fair value at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in other operating expenses.

Use of Estimates

In preparing consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, and the valuation of foreclosed real estate and deferred tax assets.

Marketing

The Company follows the policy of charging the costs of marketing, including advertising, to expense as incurred. Marketing expenses of $548,580, $571,641 and $478,748 were incurred in 2007, 2006 and 2005, respectively.

Reclassifications

Certain reclassifications have been made to prior period balances to conform to the current year presentation.

Recent Accounting Pronouncements

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 does not require any new fair value measurements, but rather, provides enhanced guidance to other pronouncements that require or permit assets or liabilities to be measured at fair value. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those years. As of December 1, 2007, the FASB has proposed a one-year deferral for the implementation of the Statement for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. The Company does not expect the implementation of SFAS 157 to have a material impact on its consolidated financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R)" ("SFAS 158"). This Statement requires that employers measure plan assets and obligations as of the balance sheet date. This requirement is effective for fiscal years ending after December 15, 2008. The other provisions of SFAS 158 were implemented by the Company as of December 31, 2006. The Company does not expect the implementation of the measurement date provisions of SFAS 158 to have a material impact on its consolidated financial statements.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"). This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective of this Statement is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The fair value option established by this Statement permits all entities to choose to measure eligible items at fair value at specified election dates. A business entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. The fair value option may be applied instrument by instrument and is irrevocable. SFAS 159 is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007, with early adoption available in certain circumstances. The Company does not expect the implementation of SFAS 159 to have a material impact on its consolidated financial statements.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141(R), "Business Combinations" ("SFAS 141(R)"). The Standard will significantly change the financial accounting and reporting of business combination transactions. SFAS 141(R) establishes principles for how an acquirer recognizes and measures the identifiable assets acquired, liabilities assumed, and any noncontrolling interest in the acquiree; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS 141(R) is effective for acquisition dates on or after the beginning of an entity's first year that begins after December 15, 2008. The Company does not expect the implementation of SFAS 141(R) to have a material impact on its consolidated financial statements.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160, "Noncontrolling Interests in Consolidated Financial Statements an Amendment of ARB No. 51" ("SFAS 160"). The Standard will significantly change the financial accounting and reporting of noncontrolling (or minority) interests in consolidated financial statements. SFAS 160 is effective as of the beginning of an entity's first fiscal year that begins after December 15, 2008, with early adoption permitted. The Company does not expect the implementation of SFAS 160 to have a material impact on its consolidated financial statements.

In September 2006, the Emerging Issues Task Force ("EITF") issued EITF 06-4, "Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements." This pronouncement affects the recording of postretirement costs of insurance of bank-owned life insurance policies in instances where the Company has promised a continuation of life insurance coverage to persons postretirement. EITF 06-04 requires that a liability equal to the present value of the cost of postretirement insurance be recorded during the insured employees' term of service. The terms of this pronouncement require the initial recording of this liability with a corresponding adjustment to retained earnings to reflect the implementation of the pronouncement. The EITF becomes effective for fiscal years beginning after December 15, 2007, and as such, the Company's December 31, 2007 and 2006 financial statements do not reflect the recording of this liability. On January 1, 2008, the Company will record the appropriate liability and corresponding effect on retained earnings, and for periods after January 1, 2008 will record an appropriate liability and corresponding effect on current income for the applicable period. The effect of this change on January 1, 2008 will be a reduction in retained earnings and an increase in accrued benefit liabilities of $100,000.

In November 2006, the EITF issued "Accounting for Collateral Assignment Split-Dollar Life Insurance Arrangements" ("EITF 06-10"). In this Issue, a consensus was reached that an employer should recognize a liability for the postretirement benefit related to a collateral assignment split-dollar life insurance arrangement in accordance with either SFAS 106 or APB Opinion No. 12, as appropriate, if the employer has agreed to maintain a life insurance policy during the employee's retirement or provide the employee with a death benefit based on the substantive agreement with the employee. A consensus also was reached that an employer should recognize and measure an asset based on the nature and substance of the collateral assignment split-dollar life insurance arrangement. The consensuses are effective for fiscal years beginning after December 15, 2007, including interim periods within those fiscal years, with early application permitted. The Company is evaluating the effect that EITF 06-10 will have on its consolidated financial statements when implemented.

In February 2007, the FASB issued FASB Staff Position ("FSP") No. FAS 158-1, "Conforming Amendments to the Illustrations in FASB Statements No. 87, No. 88 and No. 106 and to the Related Staff Implementation Guides." This FSP provides conforming amendments to the illustrations in SFAS 87, 88, and 106 and to related staff implementation guides as a result of the issuance of SFAS 158. The conforming amendments made by this FSP are effective as of the effective dates of SFAS 158. The unaffected guidance that this FSP codifies into SFAS 87, 88, and 106 does not contain new requirements and therefore does not require a separate effective date or transition method. The Company does not expect the implementation of FSP No. FAS 158-1 to have a material impact on its consolidated financial statements.

In November 2007, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin ("SAB") No. 109, "Written Loan Commitments Recorded at Fair Value Through Earnings" ("SAB 109"). SAB 109 expresses the current view of the staff that the expected net future cash flows related to the associated servicing of the loan should be included in the measurement of all written loan commitments that are accounted for at fair value through earnings. SEC registrants are expected to apply the views in Question 1 of SAB 109 on a prospective basis to derivative loan commitments issued or modified in fiscal quarters beginning after December 15, 2007. The Company does not expect the implementation of SAB 109 to have a material impact on its consolidated financial statements.

In December 2007, the SEC issued SAB No. 110, "Use of a Simplified Method in Developing Expected Term of Share Options". SAB No. 110 expresses the current view of the staff that it will accept a company's election to use the simplified method discussed in SAB No. 107 for estimating the expected term of "plain vanilla" share options regardless of whether the company has sufficient information to make more refined estimates. The staff noted that it understands that detailed information about employee exercise patterns may not be widely available by December 31, 2007. Accordingly, the staff will continue to accept, under certain circumstances, the use of the simplified method beyond December 31, 2007. The Company does not expect the implementation of SAB No. 110 to have a material impact on its consolidated financial statements.

Note 2. Restatement

In 2006, the Company adopted provisions of SFAS 158 "Employers' Accounting for Defined Benefit Pension and other Postretirement Plans" for its Defined Benefit Pension Plan as disclosed in Note 9. Subsequently, the Company determined that provisions of SFAS 158 also applied to the Company's supplemental executive retirement plan ("SERP".) Although the effects of implementing SFAS 158 for the SERP plan are immaterial to the Company's 2006 financial statements, management has elected to restate the 2006 financial statements to reflect the application of SFAS 158 for the Company's SERP. The restatement has no impact on the Consolidated Statements of Income or Cash Flows for 2006.

The effects of the restatement to assets, liabilities and shareholders' equity at December 31, 2006 are as follows:

	As Previously Reported	Restatement (1)	As Restated
Assets			
Other assets (deferred taxes)	$ 2,015,678	$ 91,355	$ 2,107,033
Total Assets	**$ 521,762,145**	**$ 91,355**	**$ 521,853,500**
Liabilities			
Other liabilities (Accrued SERP costs)	$ 348,840	$ 268,692	$ 617,532
Total Liabilities	$ 483,050,196	$ 268,692	$ 483,318,888
Shareholders' Equity			
Accumulated other comprehensive income (loss)	$ (1,039,981)	$ (177,337)	$ (1,217,318)
Total Shareholders' Equity	$ 38,711,949	$ (177,337)	$ 38,534,612
Total Liabilities and Shareholders' Equity	**$ 521,762,145**	**$ 91,355**	**$ 521,853,500**

(1) Represents the cumulative effect of adopting SFAS 158 for the Company's SERP. See Note 9 for additional disclosures.

Note 3. Securities

The amortized cost and fair value of securities available for sale, with unrealized gains and losses follows:

	December 31, 2007			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
Obligations of U.S. Government corporations and agencies	$ 23,080,415	$ 30,014	$ (162,347)	$ 22,948,082
Obligations of states and political subdivisions	5,293,965	82,166	(3,948)	5,372,183
Corporate Bonds	6,000,000	-	(348,750)	5,651,250
Mutual Funds	291,581	-	(5,791)	285,790
FHLMC Preferred Bank Stock	441,000	-	(97,000)	344,000
Restricted investments:				
Federal Home Loan Bank Stock	2,513,500	-	-	2,513,500
Federal Reserve Bank Stock	99,000	-	-	99,000
Community Bankers' Bank Stock	50,000	-	-	50,000
The Bankers Bank Stock	112,920	-	-	112,920
	$ 37,882,381	$ 112,180	$ (617,836)	$ 37,376,725

	December 31, 2006			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
Obligations of U.S. Government corporations and agencies	$ 29,529,837	$ 2,029	$ (599,698)	$ 28,932,167
Obligations of states and political subdivisions	962,814	48,740	-	1,011,554
Corporate Bonds	6,000,000	27,500	(42,500)	5,985,000
Mutual Funds	279,445	-	(9,311)	270,134
FHLMC Preferred Bank Stock	441,000	14,000	-	455,000
Restricted investments:				
Federal Home Loan Bank Stock	3,437,000	-	-	3,437,000
Federal Reserve Bank Stock	99,000	-	-	99,000
Community Bankers' Bank Stock	50,000	-	-	50,000
The Bankers Bank Stock	112,920	-	-	112,920
	$ 40,912,016	$ 92,269	$ (651,509)	$ 40,352,775

The amortized cost and fair value of securities available for sale, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations without penalties.

	2007	
	Amortized Cost	Fair Value
Due in one year or less	$ 7,260,479	$ 7,224,424
Due after one year through five years	3,325,708	3,323,774
Due after five years through ten years	4,091,320	4,068,672
Due after ten years	19,696,873	19,354,645
Equity securities	3,508,001	3,405,210
	$ 37,882,381	$ 37,376,725

There were no securities sold in 2007. For the year ended December 31, 2006, proceeds from sales of securities available for sale amounted to $3,024,745. Gross realized losses amounted to $82,564 in 2006. The tax expense applicable to this net realized loss amounted to $28,072.

The following table shows the Company securities with gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2007 and 2006.

December 31, 2007	Less than 12 Months		12 Months or More		Total	
Description of Securities	Fair Value	Unrealized (Losses)	Fair Value	Unrealized (Losses)	Fair Value	Unrealized (Losses)
Obligations of U.S. Government, corporations and agencies	$ -	$ -	$ 17,798,157	$ (162,347)	$ 17,798,157	$ (162,347)
Obligations of states and political subdivisions	899,333	(3,948)	-	-	899,333	(3,948)
Corporate Bonds	3,770,000	(230,000)	1,881,250	(118,750)	5,651,250	(348,750)
Subtotal, debt securities	4,669,333	(233,948)	19,679,407	(281,097)	24,348,740	(515,045)
Mutual Funds	-	-	291,581	(5,791)	291,581	(5,791)
FHLMC Preferred Bank Stock	441,000	(97,000)	-	-	441,000	(97,000)
Total temporary impaired securities	$ 5,110,333	$ (330,948)	$ 19,970,988	$ (286,888)	$ 25,081,321	$ (617,836)

December 31, 2006	Less than 12 Months		12 Months or More		Total	
Description of Securities	Fair Value	Unrealized (Losses)	Fair Value	Unrealized (Losses)	Fair Value	Unrealized (Losses)
Obligations of U.S. Government, corporations and agencies	$ -	$ -	$ 28,734,320	$ (599,698)	$ 28,734,320	$ (599,698)
Corporate Bonds	-	-	3,957,500	(42,500)	3,957,500	(42,500)
Subtotal, debt securities	-	-	32,691,820	(642,198)	32,691,820	(642,198)
Mutual Funds	-	-	279,445	(9,311)	279,445	(9,311)
Total temporary impaired securities	$ -	$ -	$ 32,971,265	$ (651,509)	$ 32,971,265	$ (651,509)

The nature of securities which are temporarily impaired for a continuous 12 month period or more can be segregated into three groups.

The first group consists of Federal agency bonds and mortgage-backed securities totaling $17.8 million with a temporary loss of approximately $162,000. The bonds within this group have Aaa/AAA ratings from Moody's and Standard & Poors, respectively. These bonds have maturity dates ranging from one month to 312 months, with a weighted average duration of approximately 17 months based on current expectations of the return principal on a monthly basis by the mortgage-backed securities representing the repayment and prepayment of the underlying mortgages. The Company has the ability to hold these bonds to maturity.

The second group consists of corporate bonds, rated A2 by Moody's, totaling $1.9 million with a temporary loss of approximately $119,000. These bonds have an estimated maturity of 26 years, but can be called at par on the five year anniversary, which will occur in 2008 and 2009. If not called, the bonds reprice every three months at a fixed rate index above the three month London Interbank Offered Rate ("LIBOR"). The Company has the ability to hold these bonds to maturity.

The third group consists of a Community Reinvestment Act qualified investment bond fund with a temporary loss of approximately $6,000. The fund is a relatively small balance of the portfolio and the Company plans to hold it indefinitely.

The carrying value of securities pledged to secure deposits and for other purposes amounted to $13,565,758 and $15,553,330 at December 31, 2007 and 2006, respectively.

Note 4. Loans

A summary of the balances of loans follows:

	December 31, 2007	December 31, 2006
	(Thousands)	
Real estate loans:		
Construction	$ 37,204	$ 33,662
Secured by farmland	1,365	1,365
Secured by 1 - to - 4 family residential	170,983	168,310
Other real estate loans	132,918	134,955
Commercial and industrial loans (not secured by real estate)	38,203	41,508
Consumer installment loans	24,133	31,952
All other loans	8,824	9,273
Total loans	$ 413,630	$ 421,025
Unearned income	(338)	(493)
Allowance for loan losses	(4,185)	(4,471)
Net loans	$ 409,107	$ 416,061

Note 5. Allowance for Loan Losses

Analysis of the allowance for loan losses follows:

	2007	2006	2005
Balance at beginning of year	$ 4,470,533	$ 4,238,143	$ 4,060,321
Provision for loan losses	717,000	360,000	472,917
Recoveries of loans previously charged-off	60,616	128,463	53,331
Loan losses charged-off	(1,062,940)	(256,073)	(348,426)
Balance at end of year	$ 4,185,209	$ 4,470,533	$ 4,238,143

Information about impaired loans is as follows:

	2007	2006	2005
Impaired loans for which an allowance has been provided	$ 2,688,501	$ 4,359,124	$ 1,647,558
Impaired loans for which no allowance has been provided	1,247,461	2,647,413	2,461,853
	$ 3,935,962	$ 7,006,537	$ 4,109,411

No additional funds are committed to be advanced in connection with impaired loans.

No non-accrual loans were excluded from the above impaired loan disclosure under SFAS 114 at December 31, 2007. Non-accrual loans excluded from the above impaired loan disclosure under FASB 114 were $62,000, and $12,710 at December 31, 2006 and 2005, respectively. If interest on these loans had been accrued, such income would have approximated $7,974, and $608 for 2006 and 2005, respectively. Loans past due 90 days or more and still accruing interest totaled $770,000, $1,000 and $679,000 for 2007, 2006 and 2005, respectively.

Note 6. Related Party Transactions

In the ordinary course of business, the Company has granted loans to executive officers, directors, their immediate families and affiliated companies in which they are principal shareholders, which totaled $4,322,116 at December 31, 2007 and $4,866,240 at December 31, 2006. During 2007, total principal additions were $11,106 and total principal payments were $532,418. Also during 2007, principal was reduced by an additional $22,812 to adjust for individuals who were affiliates in 2006, but not in 2007.

Note 7. Bank Premises and Equipment, Net

A summary of the cost and accumulated depreciation of premises and equipment at December 31, 2007 and 2006 are as follows:

	2007	2006
Land	$ 2,625,882	$ 2,577,282
Buildings and improvements	7,672,331	7,657,854
Furniture and equipment	10,603,745	10,313,558
Leasehold improvements	300,618	298,742
Construction in process	349,797	101,270
	21,552,373	20,948,706
Accumulated depreciation and amortization	(14,372,004)	(13,364,617)
	$ 7,180,369	$ 7,584,089

Depreciation and amortization expensed for years ended December 31, 2007, 2006 and 2005, totaled $1,017,874, $1,205,044 and $1,201,070 respectively.

Note 8. Deposits

The aggregate amount of time deposits in denominations of $100,000 or more at December 31, 2007 and 2006 was $37,179,000 and $51,849,000, respectively. Brokered deposits include balances of Bank customers who qualify to participate in the CD Account Registry Services (CDARS). As of December 31, 2007 and 2006 these balances totaled $9,264,000 and $20,178,000, respectively.

At December 31, 2007, the scheduled maturities of time deposits are as follows:

2008	$	75,669,000
2009		18,827,000
2010		6,047,000
2011		216,000
2012 and there after		799,000
	$	101,558,000

Overdraft demand deposits totaling $1,529,985 and $1,309,802 were reclassified to loans at December 31, 2007 and 2006, respectively.

The Bank accepts deposits for executive officers and directors of the Bank on the same terms, including interest rates, as those prevailing at the time of comparable transactions with unrelated persons. The aggregate dollar amount of deposits of executive officers and directors totaled $3,774,175 and $6,180,346 at December 31, 2007 and 2006, respectively.

Notes to Consolidated Financial Statements

Note 9. Employee Benefit Plans

Defined Benefit Plan

The following tables provide a reconciliation of the changes in the defined benefit plan's obligations and fair value of assets over the three-year period ending December 31, 2007, computed as of October 1 for each respective year.

	2007	2006	2005
Change in Benefit Obligations			
Benefit obligation, beginning	$ 6,729,403	$ 6,572,275	$ 5,708,344
Service cost	670,720	692,509	574,478
Interest cost	401,371	375,987	340,481
Actuarial gain (loss)	(529,943)	(634,340)	455,390
Benefits paid	(309,430)	(277,028)	(506,418)
Benefit obligation, ending	$ 6,962,121	$ 6,729,403	$ 6,572,275
Change in Plan Assets			
Fair value of plan assets, beginning	$ 6,490,958	$ 4,690,102	$ 3,375,642
Actual return on plan assets	870,440	443,416	634,164
Employer contributions	--	1,634,468	1,186,714
Benefits paid	(309,430)	(277,028)	(506,418)
Fair value of plan assets, ending	$ 7,051,968	$ 6,490,958	$ 4,690,102
Funded status, ending	$ 89,847	$ (238,445)	$ (1,882,173)

	2007	2006	2005
Amount recognized on the Balance Sheet			
Other assets	$ 107,459	$ 345,606	$ --
Other liabilities	--	238,445	134,025
Other comprehensive income (loss)	(34,188)	(670,882)	--
Amounts Recognized in accumulated other comprehensive loss			
Net loss	$ 96,632	$ 1,072,536	N/A
Prior service cost	31,076	38,839	"
Net obligation at transition	(75,908)	(94,887)	"
Deferred tax benefit	(17,612)	(345,606)	"
Amount recognized	$ 34,188	$ 670,882	"
Funded Status			
Benefit Obligation	$ (6,962,121)	$ (6,729,403)	$ (6,572,275)
Fair value of assets	7,051,968	6,490,958	4,690,102
Unrecognized net actuarial (gain)/loss	--	--	1,815,409
Unrecognized net obligation at transition	--	--	(113,866)
Unrecognized prior service cost	--	--	46,605
Prepaid (accrued) benefit cost included in other assets (liabilities)	$ 89,847	$ (238,445)	$ (134,025)

Notes to Consolidated Financial Statements

	2007	2006	2005
Components of Net Periodic Benefit Cost			
Service cost	$ 670,720	$ 692,509	$ 574,478
Interest cost	401,371	375,987	340,481
Expected return on plan assets	(445,510)	(395,840)	(301,717)
Amortization of prior service cost	7,763	7,766	7,766
Amortization of net obligation at transition	(18,979)	(18,979)	(18,979)
Recognized net actuarial loss	21,031	60,957	62,313
Net periodic benefit cost	$ 636,396	$ 722,400	$ 664,342

Other Changes in Plan Assets and Benefit Obligations Recognized in Other Comprehensive Income.

	2007	2006	2005
Net (gain)/loss	$ (975,904)	$ 1,072,536	N/A
Prior service cost	- -	38,839	N/A
Amortization of prior service cost	(7,766)	- -	N/A
Net obligation at transition	- -	(94,887)	N/A
Amortization of Net Obligation at Transition	18,979	- -	N/A
Total recognized	(964,691)	1,016,488	N/A
Less: Income Tax Effect	327,995	345,606	N/A
Net amount recognized in other comprehensive (income) loss	$ (636,696)	$ 670,882	N/A

Total Recognized in Net Periodic Benefit Costs and Other Comprehensive (Income) Loss:

2007	2006	2005
$ (328,292)	$ 1,738,888	$ 664,342

The accumulated benefit obligation for the deferred benefit pension plan was $3,962,497, $3,762,292 and $3,499,850, at December 31, 2007, 2006, and 2005, respectively.

The assumptions used in the measurement of the Company's benefit obligations are shown in the following table:

	2007	2006	2005
Weighted-Average Assumptions used in computing ending obligations as of December 31			
Discount rate	6.25%	6.00%	5.75%
Expected return on plan assets	8.50%	8.50%	8.50%
Rate of compensation increase	5.00%	5.00%	5.00%

The assumptions used in the measurement of the Company's Net Periodic Benefit Cost are shown in the following table:

	2007	2006	2005
Weighted-Average Assumptions used in computing net cost as of December 31			
Discount rate	6.00%	5.75%	6.00%
Expected return on plan assets	8.50%	8.50%	8.50%
Rate of compensation increase	5.00%	5.00%	5.00%

The plan sponsor selects the expected long-term rate of return on assets assumption in consultation with their advisors and actuary. This rate is intended to reflect the average rate of earnings expected to be earned on the funds invested or to be invested to provide plan benefits. Historical performance is reviewed especially with respect to real rates of return (net of inflation), for the major asset classes held or anticipated to be held by the trust, and for the trust itself. Undue weight is not given to recent experience - that may not continue over the measurement period - with higher significance placed on current forecasts of future long-term economic conditions.

Because assets are held in a qualified trust, anticipated returns are not reduced for taxes. Further, solely for this purpose, the plan is assumed to continue in force and not terminate during the period during which assets are invested. However, consideration is given to the potential impact of current and future investment policy, cash flow into and out of the trust, and expenses (both investment and non-investment), typically paid from the plan assets (to the extent such expenses are not explicitly estimated within periodic costs).

The Company pension plan's weighted-average asset allocation at September 30, 2007, 2006 and 2005, by asset category are as follows:

	2007	2006	2005
Asset Category as of September 30,			
Mutual Funds - Fixed Income	22%	21%	20%
Mutual Funds - Equity	74%	71%	80%
Cash and Cash Equivalents	4%	8%	- -
Total	100%	100%	100%

The trust fund is sufficiently diversified to maintain a reasonable level of risk without imprudently sacrificing return, with a targeted asset allocation of 25% fixed income and 75% equities. The Investment Manager selects investment fund managers with demonstrated experience and expertise, and the funds with demonstrated historical performance, for the implementation of the plan's investment strategy. The Investment Manager will consider both actively and passively managed investment strategies and will allocate funds across the asset classes to develop an efficient investment structure.

It is the responsibility of the Trustee to administer the investments of the trust within reasonable costs, being careful to avoid sacrificing quality. These costs include, but are not limited to, management and custodial fees, consulting fees, transaction costs and other administrative costs chargeable to the trust.

The Company contributed $1,634,468 to its pension plan in 2006. No contribution was made in 2007.

On December 20, 2007, the Company's Board of Directors approved the termination of the defined benefit pension plan effective on December 31, 2009, and effective January 1, 2010 replace the defined benefit pension plan with an enhanced 401(k) plan. Defined benefit pension plan expenses are projected to decrease from $636,000 in 2007 to approximately $150,000 in 2008 and nothing in 2009 and going forward. Expenses for the 401(k) plan are projected to increase from $134,000 in 2007 to approximately $140,000 in 2008 and 2009, and approximately $625,000 in 2010. Growth in 401(k) after 2010 is projected to increase approximately at the same rate of increase as salaries.

Estimated future benefit payments which reflect expected future service, as appropriate, are as follows:

Payment Dates	**Amount**
For the 12 months ended:	
September 30, 2008	$ 77,249
September 30, 2009	74,113
September 30, 2010	74,502
September 30, 2011	118,280
September 30, 2012	114,338
Thereafter	985,008

Notes to Consolidated Financial Statements

Supplemental Executive Retirement Plan

The following tables provide a reconciliation of the changes in the supplemental executive retirement plan's obligations over the three-year period ending December 31, 2007, computed as of October 1 for each respective year.

	2007	2006	2005
Change in Benefit Obligations			
Projected benefit obligation, beginning	$ 617,532	$ 164,547	$ -
Service cost	136,800	92,926	155,233
Interest cost	37,061	44,482	9,314
Actuarial gain (loss)	378,843	(458,026)	-
Benefits paid	-	-	-
Prior service cost due to amendment	-	773,603	-
Benefit obligation, ending	$ 1,170,236	$ 617,532	$ 164,547
Fair value of plan assets, ending	$ -	$ -	$ -
Funded status at December 31, 2007	$ (1,170,236)	$ (617,532)	$ (164,547)

	2007	2006	2005
Amount recognized on the Balance Sheet			
Other assets, deferred income tax benefit	$ 209,296	$ 91,355	$ -
Other liabilities	1,170,236	617,532	164,547
Other comprehensive income (loss)	(406,281)	(177,337)	-
Amounts Recognized in accumulated other comprehensive loss			
Net loss	(64,256)	(458,026)	N/A
Prior service cost	679,833	726,718	N/A
Net obligation at transition	-	-	N/A
Deferred tax benefit	(209,296)	(91,355)	N/A
Amount recognized	$ 406,281	$ 177,337	N/A
Funded Status			
Benefit Obligation	$ (1,170,236)	$ (617,532)	$ (164,547)
Fair value of assets	-	-	-
Unrecognized net actuarial (gain)/loss	-	-	-
Unrecognized net obligation at transition	-	-	-
Unrecognized prior service cost	-	-	-
(Accrued)/prepaid benefit cost included in other liabilities	$ (1,170,236)	$ (617,532)	$ (164,547)

	2007	2006	2005
Components of Net Periodic Benefit Cost			
Service cost	$ 136,800	$ 92,926	$ 155,233
Interest cost	37,061	44,482	9,314
Expected return on plan assets	-	-	-
Amortization of prior service cost	46,885	46,885	-
Amortization of net obligation	-	-	-
at transition	-	-	-
Recognized net actuarial loss	(14,927)	-	-
Net periodic benefit cost	$ 205,819	$ 184,293	$ 164,547

Other Changes in Plan Assets and Benefit Obligations Recognized in Other Comprehensive Income.

	2007	2006	2005
Net (gain)/loss	$ 393,770	$ (458,026)	N/A
Prior service cost	--	773,603	N/A
Amortization of prior service cost	(46,885)	(46,885)	N/A
Net obligation at transition	--	--	N/A
Amortization of Net Obligation at Transition	--	--	N/A
Total recognized	346,885	268,692	N/A
Less: Income Tax Effect	117,941	91,355	N/A
Net amount recognized in other comprehensive (income) loss	$ 228,944	$ 177,337	N/A

Total Recognized in Net Periodic Benefit Costs and Other Comprehensive Income.

2007	2006	2005
$ 552,704	$ 452,985	$ 164,547

The assumptions used in the measurement of the Company's benefit obligations are shown in the following table.

	2007	2006	2005
Weighted-Average Assumptions used in computing ending obligations as of December 31			
Discount rate used for net periodic pension cost	6.00%	5.75%	N/A
Discount rate used for disclosures	6.00%	6.00%	N/A
Expected return on plan assets	N/A	N/A	N/A
Rate of compensation increase	5.00%	5.00%	5.00%

Estimated future benefit payments which reflect expected future service, as appropriate, are as follows.

Payment Dates	Amount
For the 12 months ended:	
December 31, 2008	$ 386
December 31, 2009	851
December 31, 2010	1,406
December 31, 2011	2,067
December 31, 2012	2,849
Thereafter	167,021

401(k) Plan

The Company has a defined contribution retirement plan under Code Section 401(k) of the Internal Revenue Service covering employees who have completed 3 months of service and who are at least 18 years of age. Under the plan, a participant may contribute an amount up to 100% of their covered compensation for the year, not to exceed the dollar limit set by law (Code Section 402(g)). The Company may also make, but is not required to make, a discretionary matching contribution. The amount of this matching contribution, if any, is determined on an annual basis by the Board of Directors. The Company's 401(k) expense for the years ended December 31, 2007, 2006 and 2005 was $133,708, $131,212, and $115,579, respectively.

Deferred Compensation Plan

The Company has a nonqualified deferred compensation program for a former key employee's retirement, in which the contribution expense is solely funded by the Company. The retirement benefit to be provided is variable based upon the performance of underlying life insurance policy assets. Deferred compensation expense amounted to $19,921, $24,362 and $18,602 for the years ended December 31, 2007, 2006 and 2005, respectively.

Concurrent with the establishment of the deferred compensation plan, the Company purchased life insurance policies on this employee with the Company named as owner and beneficiary. These life insurance policies are intended to be utilized as a source of funding the deferred compensation plan. The Company has recorded in other assets $1,008,667 and $975,516 representing cash surrender value of these policies for the years ended December 31, 2007 and 2006, respectively.

Note 10. Dividend Reinvestment and Stock Purchase Plan

In 2004, the Company implemented a dividend reinvestment and stock purchase plan (the "DRSPP") that allows participating shareholders to purchase additional shares of the Company's common stock through automatic reinvestment of dividends or optional cash investments at 100% of the market price of the common stock, which is either the actual purchase price of the shares if obtained on the open market, or the average of the closing bid and asked quotations for a share of common stock on the day before the purchase date for shares if acquired directly from the Company as newly issued shares under the DRSPP. No new shares were issued during 2007. The Company issued 5,047 new shares in 2006 at a weighted average price of $24.63 and 5,538 new shares in 2005 at a weighted average price of $25.83. The Company has 236,529 shares available for issuance under the DRSPP at December 31, 2007.

Note 11. Commitments and Contingent Liabilities

The Bank has entered into five long-term banking facility leases. The first lease was entered into on January 31, 1999. The lease provides for an original five-year term with a renewal option for additional periods of five years on the Bank's Sudley Road, Manassas branch. The Bank renewed the lease January 31, 2004. Rent for 2008 is expected to be $52,559.

The second lease for a branch office in Old Town Manassas was entered into on April 10, 2001. The lease provides for an original ten-year term with the right to renew for two additional ten-year periods beginning on June 1, 2001. Annual rent is $39,325 for the first five years and $40,700 annually commencing with the sixth year. Rent for 2008 is expected to be $40,700.

The third lease is for the accounting and finance department facility and was entered into on June 25, 2002. The lease has a term of five years beginning on August 1, 2002. Rent for the first year was $29,890 with annual increases on the anniversary date based on the CPI, with a minimum increase of 3%. Rent for 2008 is expected to be $36,648.

The fourth lease is for the property in Haymarket, Virginia where the Bank plans to build its ninth full-service branch office scheduled to open during the first quarter of 2009. The initial 12 months' rental expense is projected to be $150,000 with increases of 3% annually. The term of the lease is 20 years after the branch opening with two additional options for five years each.

The fifth lease is for the property in Bristow, Virginia where the Bank plans to build its tenth full-service branch office scheduled to open during the first quarter of 2009. No rental expense is expected for 2008. The rental expense for its initial 12 months is projected to be $150,000 with increases of 3% annually for the first ten years. The lease will expire ten years after the branch opening with two additional options for five years each.

Total rent expense was $139,523, $133,913, and $129,585 for 2007, 2006 and 2005, respectively, and was included in occupancy expense.

The Bank has two data processing contractual obligations of greater than one year. The contractual expense for the Bank's largest primary contractual obligation is for data processing, and totaled $1,027,783; $903,879; and $845,356 for 2007, 2006 and 2005, respectively. The term of this obligation ends in July 2009.

The following is a schedule by year of future minimum lease requirements and contractual obligations required under the long-term noncancellable lease agreements:

2008	$1,433,907
2009	1,127,983
2010	390,858
2011	326,410
2012	327,818
Thereafter	3,840,594
Total	$7,447,570

As a member of the Federal Reserve System, the Company's subsidiary bank is required to maintain certain average reserve balances. For the final weekly reporting period in the years ended December 31, 2007 and 2006, the aggregate amounts of daily average required balances were approximately $7,799,000 and $8,043,000, respectively.

In the normal course of business, there are various outstanding commitments and contingent liabilities, such as guarantees, commitments to extend credit, etc., which are not reflected in the accompanying consolidated financial statements. The Company does not anticipate a material impact on its financial statements.

See Note 17 with respect to financial instruments with off-balance-sheet risk.

Note 12. Income Taxes

The Company files income tax returns in the U.S. federal jurisdiction and the state of Virginia. With few exceptions, the Company is no longer subject to U.S. federal, state and local income tax examinations by tax authorities for years prior to 2004.

The Company adopted the provisions of FIN 48, "Accounting for Uncertainty in Income Taxes," on January 1, 2007 with no impact on the financial statements.

The components of the net deferred tax assets included in other assets at December 31, 2007 and 2006 are as follows:

	2007	2006
Deferred tax assets:		
Allowance for loan losses	$ 1,329,293	$ 1,399,538
Securities available for sale	172,956	190,142
Accrued pension obligation	- -	81,071
Interest on nonaccrual loans	15,263	8,226
Accrued vacation	93,375	83,939
SERP obligation	468,999	284,706
Restricted Stock	162,514	173,973
Other	29,702	19,951
	2,272,102	2,241,546
Deferred tax liabilities:		
Other	1,986	1,327
Prepaid pension obligation	30,548	- -
Accumulated depreciation	32,580	133,186
	65,114	134,513
Net deferred tax assets	$ 2,206,988	$ 2,107,033

The Company has not recorded a valuation allowance for deferred tax assets as they feel it is more likely than not, that they will be ultimately realized.

Allocation of federal income taxes between current and deferred portions is as follows:

	Year Ended December 31,		
	2007	2006	2005
Current tax expense	2,414,058	2,468,320	2,545,339
Deferred tax (benefit)	(327,194)	(4,575)	(28,748)
	$ 2,086,864	$ 2,463,745	$ 2,516,591

The reasons for the difference between the statutory federal income tax rate and the effective tax rates for the three years ended December 31, 2007 are summarized as follows:

	2007	2006	2005
Computed "expected" tax expense	$ 2,393,697	$ 2,742,878	$ 2,794,191
Decrease in income taxes			
resulting from:			
Tax-exempt interest income	(281,208)	(253,038)	(254,435)
Other	(25,625)	(26,095)	(23,165)
	$ 2,086,864	$ 2,463,745	$ 2,516,591

Note 13. Earnings Per Share

The following shows the weighted average number of shares used in computing earnings per share and the effect on the weighted average number of shares of diluted potential common stock.

	2007		2006		2005	
	Shares	Per Share Amount	Shares	Per Share Amount	Shares	Per Share Amount
Basic earnings per share	3,504,761	$ 1.41	3,472,217	$ 1.61	3,434,093	$ 1.66
Effect of dilutive securities, stock-based awards	58,582		110,024		128,471	
Diluted earnings per share	3,563,343	$ 1.39	3,582,241	$ 1.56	3,562,564	$ 1.60

Note 14. Stock Option Plans

Omnibus Stock Ownership and Long-Term Incentive Plan

In 1998, the Company adopted the Omnibus Stock Ownership and Long Term Incentive Plan under which stock options, stock appreciation rights, nonvested shares, and long-term performance unit awards may be granted to certain key employees for purchase of the Company's stock. The effective date of the plan was April 21, 1998 with a ten-year term. The plan authorized for issuance 400,000 shares of the Company's common stock. The plan requires that options be granted at an exercise price equal to at least 100% of the fair market value of the common stock on the date of the grant; however, for those individuals who own more than 10% of the stock of the Company and are awarded an incentive stock option, the option price must be at least 110% of the fair market value on the date of grant. Such options are generally not exercisable until three years from the date of issuance and generally require continuous employment during the period prior to exercise. The options will expire in no more than ten years after the date of grant. The plan was amended and restated effective January 1, 2000 with a ten-year term, to include non-employee directors and authorized an additional 180,000 shares to be available for awards to directors. The plan provides for awards to non-employee directors at the discretion of the Compensation and Benefits Committee. Options that are not exercisable at the time a director's service on the Board terminates for reason other than death, disability or retirement in accordance with the Company's policy will be forfeited.

Non–employee Director Stock Option Plan

The Company previously has issued stock options to non-employee directors under its Non-employee Director Stock Option Plan, which expired in 1999. Under that plan, each non-employee director of the Company or its subsidiary received an option grant covering 2,240 shares of Company common stock on April 1 of each year during the five-year term of the plan. The first grant under the plan was made on May 1, 1995. The exercise price of awards was fixed at the fair market value of the shares on the date the option was granted. During the term of the plan, a total of 120,960 options for shares of common stock were granted. Effective January 1, 2000, the Omnibus Stock Ownership and Long-Term Incentive Plan for employees was amended and restated to include non-employee directors.

During 2005, 2006, and 2007, the Company granted awards of non-vested shares to executive officers and non-employee directors under the Omnibus Stock Ownership and Long-Term Incentive Plan: 7,711; 7,587 and 6,379, of restricted stock to executive officers and 3,087; 2,760 and 3,666 of restricted stock to directors on February 14, 2007; February 17, 2006 and February 17, 2005, respectively.

The restricted shares are accounted for using the fair market value of the Company's common stock on the date the restricted shares were awarded. The restricted shares issued to executive officers and directors are subject to a vesting period, whereby, the restrictions on one-third of the shares lapse on the anniversary of the date the restricted shares were awarded over the next three years. Compensation expense for nonvested shares amounted to $256,230, $220,268 and $231,651 in 2007, 2006 and 2005, respectively.

The Company did not grant options in 2007, 2006 and 2005.

A summary of the status of the Omnibus Stock Ownership and Long-Term Incentive Plan and Non-employee Director Stock Option Plan is presented below:

	2007			2006		2005	
	Number of Shares	Weighted Average Exercise Price	Average Intrinisic Value (1)	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding at January 1	177,466	$ 9.50		194,146	$ 9.18	236,466	$ 9.11
Granted	--			--	--	--	--
Exercised	(81,366)	9.09		(16,680)	5.75	(42,320)	8.78
Forfeited	--			--	--	--	--
Outstanding at March 31,	96,100	$ 9.85	$ 691,920	177,466	$ 9.50	194,146	$ 9.18
Exercisable at end of quarter	96,100		$ 691,920	177,466		194,146	
Weighted-average fair value per option of options granted during the year	$ -			$ -		$ -	

(1) The aggregate intrinsic value of stock option in the table above reflects the pre-tax intrinsic value (the amount by which the December 31, 2007 market value of the underlying stock option exceeded the exercise price of the option) that would have been received by the option holders had all option holders exercised their options on December 31, 2007. This amount changes based on the changes in the market value of the company's stock.

The total intrinsic value of options exercised during the years ended December 31, 2007, 2006 and 2005 was $1,225,608, $309,875 and $326,879, respectively.

The status of the options outstanding as of December 31, 2007 for the Omnibus Stock Ownership and Long-Term Incentive and Non-employee Director Stock Option Plans is as follows:

	Options Outstanding		Options Exercisable	
Remaining Contractual Life	Number Outstanding	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
1.25 years	12,200	$ 10.00	$ 12,200	$ 10.00
2.25 years	17,420	9.75	17,420	9.75
3.66 years	21,214	8.13	21,214	8.13
4.60 years	21,534	8.07	21,534	8.07
6.08 years	23,732	13.00	23,732	13.00
	96,100		96,100	

A summary of the status of the Company's nonvested shares is presented below:

	2007		2006		2005	
	Shares	Weighted Average Grant Date Fair Value	Shares	Weighted Average Grant Date Fair Value	Shares	Weighted Average Grant Date Fair Value
Nonvested at January 1,	31,829		21,482		12,557	
Granted	10,798	$ 25.40	10,347	$ 25.24	10,045	$ 24.84
Vested	(11,437)		--		--	
Forfeited	--		--		(1,120)	$25.00
Nonvested at December 31,	31,190		31,829		21,482	

As of December 31, 2007, there was $298,668 of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the plans. That cost is expected to be recognized over a period of three years.

Cash received from option exercise exclusive of tax benefit under all share based payment arrangements for the years ended December 31, 2007, 2006, and 2005, was $739,469; $95,838 and $371,777, respectively. The actual tax benefit realized for the tax deductions from option exercise of the share-based payment arrangements totaled $419,527; $105,358 and $111,139, respectively, for the years ended December 31, 2007, 2006 and 2005.

The Company also maintains a Director Deferred Compensation Plan ("the Deferred Compensation Plan"). This plan provides that any non-employee director of the Company or the Bank may elect to defer receipt of all or any portion of his or her compensation as a director. A participating director may elect to have amounts deferred under the Deferred Compensation Plan held in a deferred cash account, which is credited on a quarterly basis with interest equal to the highest rate offered by the Bank at the end of the preceding quarter. Alternatively, a participant may elect to have a deferred stock account in which deferred amounts are treated as if invested in the Company's common stock at the fair market value on the date of deferral. The value of a stock account will increase and decrease based upon the fair market value of an equivalent number of shares of common stock. In addition, the deferred amounts deemed invested in common stock will be credited with dividends on an equivalent number of shares. Amounts considered invested in the Company's common stock are paid, at the election of the director, either in cash or in whole shares of the common stock and cash in lieu of fractional shares. Directors may elect to receive amounts contributed to their respective accounts in one or up to five installments.

Note 15. Federal Home Loan Bank Advances and Other Borrowings

The Company's fixed-rate debt of $35,000,000 at December 31, 2007 and $55,000,000 at December 31, 2006 matures through 2011. At December 31, 2007 and 2006, the interest rates ranged from 4.55% to 5.31% and from 4.49% to 5.67%, respectively. At December 31, 2007 and 2006, the weighted average interest rates were 4.94% and 5.33%, respectively. On December 31, 2007, $10,000,000 was at an adjustable rate based on the three month LIBOR, and $25,000,000 was at different fixed rates.

At December 31, 2007, Federal Home Loan Bank of Atlanta ("FHLB") advances were secured by certain first lien loans on one-to-four unit single-family dwellings and eligible commercial real estate loans of the Bank. As of December 31, 2007, the book value of eligible loans totaled approximately $210.0 million. At December 31, 2006, the advances were secured by similar loans totaling $214.6 million. The amount of available credit is limited to eighty percent of qualifying collateral for one-to-four unit single-family residential loans, and fifty percent for commercial and home equity loans. Any borrowing in excess of the qualifying collateral requires pledging of additional assets.

The Bank has an available line of credit with the FHLB with a borrowing limit of approximately $136.2 million at December 31, 2007, which provides additional sources of liquidity, as well as available federal funds purchased lines of credit with various commercial banks totaling $52.0 million. At December 31, 2007, $35 million of the FHLB line of credit was in use and none of the available federal funds purchased lines of credit with various commercial banks were in use. The contractual maturities of FHLB advances are as follows:

	2007	2006
Due in 2007	$ --	$ 40,000,000
Due in 2008	25,000,000	5,000,000
Due in 2011	10,000,000	10,000,000
	$ 35,000,000	$ 55,000,000

Note 16. Dividend Limitations on Affiliate Bank

Transfers of funds from the banking subsidiary to the parent corporation in the form of loans, advances and cash dividends are restricted by federal and state regulatory authorities. As of December 31, 2007, the aggregate amount of unrestricted funds, which could be transferred from the banking subsidiary to the parent corporation, without prior regulatory approval, totaled $10,311,091.

Note 17. Financial Instruments With OffBalance-Sheet Risk

The Company is party to credit-related financial instruments with offbalancesheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets.

The Company's exposure to credit loss is represented by the contractual amount of these commitments. The Company follows the same credit policies in making commitments as it does for onbalancesheet instruments.

At December 31, 2007 and 2006, the following financial instruments were outstanding whose contract amounts represent credit risk:

	2007	2006
Financial instruments whose contract amounts represent credit risk:		
Commitments to extend credit	$ 72,503,000	$ 79,642,000
Standby letters of credit	6,749,000	4,736,000
	$ 79,252,000	$ 84,378,000

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's credit worthiness on a casebycase basis. The amount of collateral obtained, if deemed necessary by the Company, is based on management's credit evaluation of the customer.

Unfunded commitments under commercial lines of credit, revolving credit lines and overdraft protection agreements are commitments for possible future extensions of credit to existing customers. These lines of credit usually do not contain a specified maturity date and may not be drawn upon to the total extent to which the Company is committed.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those letters of credit are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Company generally holds collateral supporting those commitments if deemed necessary.

Note 18. Fair Value of Financial Instruments and Interest Rate Risk

The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company's various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instruments. SFAS 107 excludes certain financial instruments and all non-financial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Company.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and cash equivalents

The carrying amounts of cash and short-term instruments approximate fair value.

Securities

For securities and marketable equity securities held for investment purposes, fair values are based on quoted market prices or dealer quotes. For other securities held as investments, fair value equals quoted market price, if available. If a quoted market price is not available, fair values are based on quoted market prices for similar securities.

Loan Receivables

For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. Fair values for certain mortgage loans (e.g., one-to-four family residential), credit card loans, and other consumer loans are based on quoted market prices of similar loans sold in conjunction with securitization transactions, adjusted for differences in loan characteristics. Fair values for other loans (e.g., commercial real estate and investment property mortgage loans, commercial and industrial loans) are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values for nonperforming loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

Accrued Interest

The carrying amounts of accrued interest approximate fair value.

Deposit Liabilities

The fair values disclosed for demand deposits (e.g. interest and non-interest bearing checking, statement savings and money market accounts) are, by definition, equal to the amount payable at the reporting date (that is, their carrying amounts). Fair values of fixed rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered to a schedule of aggregated expected monthly maturities on time deposits.

Federal Home Loan Bank Advances

The fair values of the Company's FHLB advances are estimated using discounted cash flow analyses based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

Off-Balance-Sheet Financial Instruments

The fair value of commitments to extend credit is estimated using the fees currently charged to enter similar agreements, taking into account the remaining terms of the agreements and the present credit worthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates.

The fair value of standby letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligations with the counterparties at the reporting date.

At December 31, 2007 and 2006, the fair value of loan commitments and standby letters of credit were deemed immaterial.

The estimated fair values of the Company's financial instruments are as follows:

	2007		2006	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(Thousands)		(Thousands)	
Financial assets:				
Cash and short-term investments	$ 17,532	$ 17,532	$ 21,558	$ 21,558
Federal funds sold	2,020	2,020	20,122	20,122
Securities	37,377	37,377	40,353	40,353
Loans, net	409,108	411,050	416,061	411,788
Accrued interest receivable	1,749	1,749	1,802	1,802
Financial liabilities:				
Deposits	$ 404,559	$ 404,557	$ 416,071	$ 415,291
FHLB advances	35,000	35,110	55,000	55,216
Company obligated manditorily redeemable capital securities	4,124	4,117	8,248	9,129
Accrued interest payable	923	923	1,235	1,235

The Company assumes interest rate risk (the risk that general interest rate levels will change) as a result of its normal operations. As a result, the fair values of the Company's financial instruments will change when interest rate levels change and that change may be either favorable or unfavorable to the Company. Management attempts to match maturities of assets and liabilities to the extent believed necessary to minimize interest rate risk. However, borrowers with fixed rate obligations are less likely to prepay in a rising rate environment. Conversely, depositors who are receiving fixed rates are more likely to withdraw funds before maturity in a rising rate environment and less likely to do so in a falling rate environment. Management monitors rates and maturities of assets and liabilities and attempts to minimize interest rate risk by adjusting terms of new loans and deposits and by investing in securities with terms that mitigate the Company's overall interest rate risk.

Note 19. Other Operating Expenses

The principal components of "Other operating expenses" in the Consolidated Statements of Income are:

	2007	2006	2005
Postage and courier expenses	$ 336,268	$ 280,842	$ 285,301
Taxes, other than income taxes	299,929	317,652	279,100
Charge-offs, other than loan charge-offs	271,039	280,428	181,068
Other (no items exceed 1% of total revenue)	1,824,256	1,838,672	1,952,695
	$ 2,731,492	$ 2,717,594	$ 2,698,164

Note 20. Concentration Risk

The Company maintains its cash accounts in several correspondent banks. The total amount by which cash on deposit in those banks exceeds the federally insured limits is $5,640,000 at December 31, 2007.

Note 21. Capital Requirements

The Company (on a consolidated basis) and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's and the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 2007 and 2006, that the Company and the Bank met all capital adequacy requirements to which they are subject.

As of December 31, 2007, the most recent notification from the Federal Reserve Bank of Richmond categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as "well capitalized," an institution must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

The Company's and the Bank's actual capital amounts and ratios are also presented in the table. No amount was deducted from capital for interest-rate risk.

	Actual		Minimum Capital Requirement		Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in Thousands)			
As of December 31, 2007:						
Total Capital (to Risk Weighted Assets):						
Consolidated	$ 50,683	13.0%	$ 31,248	8.0%	N/A	N/A
The Fauquier Bank	$ 50,003	12.8%	$ 31,238	8.0%	$ 39,047	10.0%
Tier 1 Capital (to Risk Weighted Assets):						
Consolidated	$ 46,498	11.9%	$ 15,624	4.0%	N/A	N/A
The Fauquier Bank	$ 45,818	11.7%	$ 15,619	4.0%	$ 23,428	6.0%
Tier 1 Capital (to Average Assets):						
Consolidated	$ 46,498	9.5%	$ 19,602	4.0%	N/A	N/A
The Fauquier Bank	$ 45,818	9.4%	$ 19,590	4.0%	$ 24,487	5.0%
As of December 31, 2006:						
Total Capital (to Risk Weighted Assets):						
Consolidated	$ 52,213	12.9%	$ 32,368	8.0%	N/A	N/A
The Fauquier Bank	$ 47,844	11.8%	$ 32,360	8.0%	$ 40,450	10.0%
Tier 1 Capital (to Risk Weighted Assets):						
Consolidated	$ 47,742	11.8%	$ 16,184	4.0%	N/A	N/A
The Fauquier Bank	$ 43,371	10.7%	$ 16,180	4.0%	$ 24,270	6.0%
Tier 1 Capital (to Average Assets):						
Consolidated	$ 47,742	9.5%	$ 20,012	4.0%	N/A	N/A
The Fauquier Bank	$ 43,371	8.7%	$ 19,983	4.0%	$ 24,979	5.0%

Note 22. Company-Obligated Mandatorily Redeemable Capital Securities

On March 26, 2002, the Company established a subsidiary trust that issued $4.0 million of capital securities as part of a pooled trust preferred security offering with other financial institutions (Trust I). The Company used the offering proceeds for the purposes of expansion and the repurchase of additional shares of its common stock. The interest rate on the capital security resets every three months at 3.60% above the then current three month LIBOR. Interest is paid quarterly. Under applicable regulatory guidelines, the capital securities are treated as Tier 1 capital for purposes of the Federal Reserve's capital guidelines for bank holding companies, as long as the capital securities and all other cumulative preferred securities of the Company together do not exceed 25% of Tier 1 capital.

On September 21, 2006, the Company's wholly-owned Connecticut statutory business trust privately issued $4 million face amount of the trust's Floating Rate Capital Securities in a pooled capital securities offering (Trust II). Simultaneously, the trust used the proceeds of that sale to purchase $4.0 million principal amount of the Company's Floating Rate Junior Subordinated Deferrable Interest Debentures due 2036. The interest rate on the capital security resets every three months at 1.70% above the then current three month LIBOR. Interest is paid quarterly.

The purpose of the September 2006 Trust II issuance was to use the proceeds to redeem the existing capital securities of Trust I on March 26, 2007. Because of changes in the market pricing of capital securities from 2002 to 2006, the September 2006 issuance was priced 190 basis points less than that of the March 2002 issuance, and the repayment of the March 2002 issuance in March 2007 reduced the interest expense associated with the distribution on capital securities of subsidiary trust by $76,000 annually. The Company redeemed all the existing capital securities issued by Trust I on March 26, 2007.

Total capital securities at December 31, 2007 and 2006 were $4,124,000 and $8,248,000, respectively. The Trust II issuance of capital securities and the respective subordinated debentures are callable at any time after five years from the issue date. The subordinated debentures are an unsecured obligation of the Company and are junior in right of payment to all present and future senior indebtedness of the Company. The capital securities are guaranteed by the Company on a subordinated basis.

Note 23. Parent Corporation Only Financial Statements

FAUQUIER BANKSHARES, INC.
(Parent Corporation Only)

Balance Sheets
December 31, 2007 and 2006

	December 31,	
Assets	**2007**	**2006**
Cash on deposit with subsidiary bank	$ 121,258	$ 4,108,707
Investment in subsidiaries, at cost,		
plus equity in undistributed net income	45,147,440	42,277,244
Other assets	758,541	433,458
Total Assets	$ 46,027,239	$ 46,819,409
Liabilities and Shareholders' Equity		
Liabilities		
Company-obligated mandatorily redeemable capital securities	$ 4,124,000	$ 8,248,000
Other liabilities	75,487	36,797
	4,199,487	8,284,797
Shareholders' Equity		
Common stock	10,974,293	10,789,521
Retained earnings, which are substantially		
distributed earnings of subsidiaries	31,626,627	28,962,409
Accumulated other comprehensive income (loss)	(773,168)	(1,217,318)
	41,827,752	38,534,612
Total liabilities and shareholders' equity	$ 46,027,239	$ 46,819,409

Notes to Consolidated Financial Statements

FAUQUIER BANKSHARES, INC.

(Parent Corporation Only)

Statements of Income

For Each of the Three Years in the Period Ended December 31, 2007

	December 31,		
	2007	**2006**	**2005**
Revenue			
Interest Income	$ 1,067	$ 107	$ -
Dividends from Subsidiaries	2,796,892	2,589,697	2,220,730
	2,797,959	2,589,804	2,220,730
Expenses			
Interest expense	374,586	435,771	275,176
Legal and professional fees	206,214	108,479	162,346
Directors' fees	249,670	157,470	138,103
Miscellaneous	138,392	149,091	149,847
	968,862	850,811	725,472
Income before income tax benefits and equity in undistributed net income of subsidiaries	1,829,097	1,738,993	1,495,258
Income tax benefit	(324,138)	(313,344)	(246,660)
Income before equity in undistributed net income of subsidiaries	2,153,235	2,052,337	1,741,918
Equity in undistributed net income of subsidiaries	2,800,187	3,551,205	3,959,699
Net income	$ 4,953,422	$ 5,603,542	$ 5,701,617

Notes to Consolidated Financial Statements

FAUQUIER BANKSHARES, INC.

(Parent Corporation Only)

Statements of Cash Flows

For Each of the Three Years in the Period Ended December 31, 2007

	December 31,		
	2007	2006	2005
Cash Flows from Operating Activities			
Net income	$ 4,953,422	$ 5,603,542	$ 5,701,617
Adjustments to reconcile net income to net cash provided by operating activities:			
Undistributed earnings of subsidiaries	(2,800,187)	(3,551,205)	(3,959,699)
Deferred tax benefit	5,275	-	-
Decrease in undistributed dividends receivable from subsidiaries	-	-	508,887
Tax benefit of nonqualified options exercised	(419,527)	(24,068)	(111,139)
Amortization of unearned compensation	256,230	220,268	203,651
(Increase) decrease in other assets	463,310	(80,258)	28,883
Increase (decrease) in other liabilities	38,690	(26,998)	19,930
Net cash provided by operating activities	2,497,213	2,141,281	2,392,130
Cash Flows from Financing Activities			
Proceeds from (repayment of) issuance of capital securiteis	(4,124,000)	4,124,000	-
Cash dividends paid	(2,796,892)	(2,589,697)	(2,729,617)
Contribution of capital to subsidiaries	-	-	(900,000)
Issuance of common stock	1,158,997	325,484	621,813
Acquisition of common stock	(722,767)	(43,205)	(9,811)
Net cash provided by (used in) financing activities	(6,484,662)	1,816,582	(3,017,615)
Increase (decrease) in cash and cash equivalents	(3,987,449)	3,957,863	(625,485)
Cash and Cash Equivalents			
Beginning	4,108,707	150,844	776,329
Ending	$ 121,258	$ 4,108,707	$ 150,844

STOCK PERFORMANCE

The following stock performance graph presents the cumulative total return comparison through December 31, 2007 of stock appreciation for our common stock, the NASDAQ Composite Index measuring all NASDAQ domestic and international based common type stocks listed on The NASDAQ Stock Market ("NASDAQ Composite"), the SNL Securities Index including banks between $250 million and $500 million in total assets ("SNL Bank $250M-$500M Index"), and the SNL Securities Index including banks between $500 million and $1 billion in total assets ("SNL 500M-$1B Index"). Returns assume an initial investment of $100 at the market close of December 31, 2002 and reinvestment of dividends. We believe the Company's performance is more accurately compared to companies in the banking industry, rather than the NASDAQ Composite Index, which includes companies in diverse industries with market capitalizations many times the size of the Company's market capitalization.



Fauquier Bankshares, Inc.
Total Return Performance
Fauquier Bankshares, Inc.
NASDAQ Composite
SNL Bank $500M-$1B Index
SNL Bank $250M-$500M Index
Index Value
225
200
175
150
125
100
75
12/31/02
12/31/03
12/31/04
12/31/05
12/31/06
12/31/07

	Period Ending					
Index	**12/31/02**	**12/31/03**	**12/31/04**	**12/31/05**	**12/31/06**	**12/31/07**
Fauquier Bankshares, Inc.	100.00	154.82	172.08	176.84	182.50	129.19
NASDAQ Composite	100.00	150.01	162.89	165.13	180.85	198.60
SNL Bank $500M-$1B Index	100.00	144.19	163.41	170.41	193.81	155.31
SNL Bank $250M-$500M Index	100.00	144.49	163.99	174.11	181.92	147.85

Fauquier Bankshares, Inc.

General Information

Executive Offices
10 Courthouse Square
PO Box 561
Warrenton, Va. 20188
www.fauquierbank.com

Annual Meeting
The 2008 Annual Meeting of Shareholders will be held at 11:00 a.m. on May 20, 2008 at The Fauquier Springs Country Club.

Stock Listing
The company's common stock is on the NASDAQ Capital Market, under the symbol "FBSS".

Quarterly Common Stock Prices and Dividends
The high and low price of Fauquier Bankshares common stock for each quarter of 2006 and 2007 and the dividends paid per share are shown below.

	Market Price		
Quarter Ended	High	Low	Dividends Paid
2006			
March 31	$25.24	$24.12	$.175
June 30	25.60	24.00	.19
Sept 30	25.06	21.25	.19
Dec 31	26.00	23.89	.19
2007			
March 31	$26.50	$24.25	$.19
June 30	26.27	22.41	.20
Sept 30	23.65	16.96	.20
Dec 31	22.00	16.05	.20

On December 31, 2007, there were approximately 432 shareholders of record.

Investor Information
To obtain financial information on Fauquier Bankshares, Inc. contact Eric P. Graap, Chief Financial Officer at (540) 349-0212, egraap@fauquierbank.com, or through the Internet at http://www.fauquierbank.com

Corporate Publications
Fauquier Bankshares, Inc. Annual Report and Form 10-K, Quarterly Reports and other corporate publications are available on request by writing or calling our Investor Relations Department at (540) 347-2700. The Securities and Exchange Commission (SEC) maintains a web site which contains reports, proxy and information statements pertaining to registrants which file electronically with the SEC, including Fauquier Bankshares, Inc. The SEC's web site address is http://www.sec.gov.

Stock Transfer Agent
Shareholders seeking help with a change of address, records or information about lost certificates or dividend checks should contact our transfer agent as follows:

American Stock Transfer & Trust Company
549 Maiden Lane
New York, New York 10038
info@amstock.com www.amstock.com
1-800-937-5499

Local Fauquier Bank Contact:
Sylvia Zalewski-Downs
Investor Relations
P.O. Box 561
98 Alexandria Pike, 4th Floor
Warrenton, VA 20186

END

The Fauquier Bank

Banking and Wealth Management Services

10 Courthouse Square
Warrenton, Virginia 20186